ARS

PE 12/31/01

02027308

NATIONAL OILWELL

2002 Proxy Statement and 2001 Annual Report to Stockholders

April 11, 2002

Fellow Stockholders:

On behalf of your Board of Directors and your management, I cordially invite you to attend the Annual Meeting of Stockholders of National-Oilwell, Inc. It will be held on Wednesday, May 15, 2002 at 11:00 A.M., local time, at the Hilton Westchase Hotel, located at 9999 Westheimer Road, Houston, Texas 77042.

You will find information regarding the matters to be voted on at the meeting in the formal Notice of Meeting and Proxy Statement which are included on the following pages of this booklet.

Whether or not you plan to attend, please sign and return the enclosed proxy in the accompanying envelope as soon as possible so that your shares will be voted at the meeting. The vote of each and every stockholder is most important to us. Please note that your completed proxy will not prevent you from attending the meeting and voting in person should you so choose.

Also included in this booklet as Appendix A is National Oilwell's 2001 Annual Report on Form 10-K, which we are distributing to the company's stockholders in lieu of a separate annual report.

Thank you for your continued support and interest in National Oilwell.

Sincerely,

Merrill A. (Pete) Miller, Jr.
President and
Chief Executive Officer

TABLE OF CONTENTS

NATIONAL-OILWELL, INC.
10000 Richmond Avenue – 4th Floor
Houston, Texas 77042

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 15, 2002

DATE:	Wednesday, May 15, 2002
TIME:	11:00 a.m. (Houston time)
PLACE:	The Hilton Westchase Hotel 9999 Westheimer Road Houston, Texas 77042

MATTERS TO BE VOTED ON:

1. Election of two directors to hold office for a three-year term; and

2. To approve an amendment to National Oilwell's stock option plan increasing the common stock reserved under the plan by 3,900,000 shares; and

3. Any other matters that may properly come before the meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE TWO NOMINEES FOR DIRECTOR AND IN FAVOR OF THE AMENDMENT TO THE STOCK OPTION PLAN.

The Board of Directors has set March 28, 2002, as the record date for the Annual Meeting. If you were a stockholder of record at the close of business on March 28, 2002 you are entitled to vote at the Annual Meeting. A complete list of these stockholders will be available for examination at the Annual Meeting and at our offices at 10000 Richmond Avenue, 4th Floor, Houston, Texas for a period of ten days prior to the Annual Meeting.

You are cordially invited to join us at the Annual Meeting. However, to ensure your representation, we request that you return your signed proxy card at your earliest convenience, whether or not you plan to attend the Annual Meeting. You may revoke your proxy at any time if you wish to attend and vote in person.

By Order of the Board of Directors

/s/ M. Gay Mather

M. Gay Mather
Corporate Secretary

Houston, Texas
April 11, 2002

NATIONAL-OILWELL, INC.
10000 Richmond Avenue – 4th Floor
Houston, Texas 77042

PROXY STATEMENT

ANNUAL MEETING:

Date: Wednesday, May 15, 2002
Time: 11:00 a.m. (Houston time)
Place: The Hilton Westchase Hotel
9999 Westheimer Road
Houston, Texas 77042

AGENDA:

Proposal 1: For the election of two nominees as directors of the Company for a term of three years.
Proposal 2: Approval of an amendment to National Oilwell's stock option plan increasing the common stock reserved under the plan by 3,900,000 shares.

RECORD DATE/ WHO CAN VOTE:

All stockholders of record at the close of business on March 28, 2002, are entitled to vote. Holders of National Oilwell common stock and Dreco exchangeable shares are entitled to one vote per share at the Annual Meeting. National Oilwell common stock and Dreco exchangeable shares are the only classes of our securities entitled to vote at the Annual Meeting.

PROXIES SOLICITED BY:

Your vote and proxy is being solicited by the Board of Directors for use at the Annual Meeting. This proxy statement and enclosed proxy card is being sent on behalf of the Board of Directors to all stockholders beginning on April 11, 2002. By completing, signing and returning your proxy card, you will authorize the persons named on the proxy card to vote your shares according to your instructions.

PROXIES:

If you do not indicate how you wish to vote your common stock, the persons named on the proxy card will vote FOR election of both the nominees for director (Proposal 1) and FOR the approval of the amendment to the stock option plan (Proposal 2). If you "withhold" your vote for any of the nominees, it will be excluded and will have no effect other than for purposes of determining a quorum. If you "abstain" from voting on the amendment to the stock option plan, it will have the same effect as a vote against the amendment. If you do not indicate how you wish to vote your exchangeable shares, your vote will not be counted.

The Company believes that brokers that are member firms of the New York Stock Exchange ("NYSE") and who hold Common

Stock in street name for customers, but have not received instructions from a beneficial owner, have the authority under the rules of the NYSE to vote those shares with respect to the election of directors and the proposal to approve the amendment to the Stock Plan

REVOKING YOUR PROXY: You can revoke your proxy at any time prior to the time that the vote is taken at the meeting by: (i) filing a written notice revoking your proxy; (ii) filing another proxy bearing a later date; or (iii) casting your vote in person at the Annual Meeting. Your last vote will be the vote that is counted.

QUORUM: As of March 28th, there was an aggregate of 80,967,003 shares of common stock and exchangeable shares issued and outstanding (79,839,448 shares of National Oilwell common stock and 1,127,555 shares of Dreco exchangeable shares). The holders of these shares have the right to cast one vote for each share held by them. The presence, in person or by proxy, of stockholders entitled to cast at least 40,483,502 votes constitutes a quorum for adopting the proposals at the Annual Meeting. If you have properly signed and returned your proxy card by mail, you will be considered part of the quorum, and the persons named on the proxy card will vote your shares as you have instructed them. If a broker holding your shares in "street" name indicates to us on a proxy card that the broker lacks discretionary authority to vote your shares, we will not consider your shares as present or entitled to vote for any purpose.

MULTIPLE PROXY CARDS: If you receive multiple proxy cards, this indicates that your shares are held in more than one account, such as two brokerage accounts, and are registered in different names. You should vote each of the proxy cards to ensure that all of your shares are voted.

COST OF PROXY SOLICITATION: We have retained InvestorCom, Inc. to solicit proxies from our stockholders at an estimated fee of $3,000, plus expenses. This fee does not include the costs of preparing, printing, assembling, delivering and mailing the Proxy Statement. The Company will pay for the cost of soliciting proxies. Some of our directors, officers and employees may also solicit proxies personally, without any additional compensation, by telephone or mail. Proxy materials also will be furnished without cost to brokers and other nominees to forward to the beneficial owners of shares held in their names.

PLEASE VOTE -- YOUR VOTE IS IMPORTANT

ELECTION OF DIRECTORS
ITEM NO. 1 ON THE PROXY CARD

The Board of Directors of National Oilwell is divided into three classes, each class serving a term of three years. Directors whose terms expire this year include W. McComb Dunwoody, William E. Macaulay, and Joel V. Staff. Mr. Dunwoody will not stand for reelection. Mr. Staff, who has served as Chairman of the Board since January 1996, has announced his intention to step down as Chairman at the annual meeting, but to continue to serve as a director of the company if elected. The board of directors has stated their intention to elect Merrill A. (Pete) Miller, Jr. as Chairman following the Annual Meeting. Mr. Miller will also continue to serve as President and Chief Executive Officer.

William E. Macaulay and Joel V. Staff are nominees for directors for a three-year term expiring at the Annual Meeting in 2005, or when their successors are elected and qualified. National Oilwell believes both nominees will be able to serve if elected. However, if either nominee is unable to serve, the remaining members of the Board have authority to nominate another person, elect a substitute, or reduce the size of the Board. Directors whose terms expire in 2003 and 2004 will continue to serve in accordance with their prior election or appointment. The size of the Board is currently set at nine members. Proxies cannot be voted for a greater number of persons than the number of nominees named. If the two nominees are elected, the Board will consist of eight members. The Audit and Nominating Committee has a search underway for an additional independent board member and anticipates that this director will be appointed in 2002 for a term expiring at the Annual Meeting in 2005.

Vote Required for Approval – Directors are to be elected by a plurality of the votes cast at the meeting. This means that the two nominees receiving the greatest number of votes will be elected. Votes withheld for any Director will not be counted. Your shares will be voted as you specify on your proxy. If you own common stock and your properly executed proxy does not specify how you want your shares voted, we will vote them for the election of both of the nominees listed below. If you own exchangeable shares and do not indicate how you wish to vote, your vote will not be counted.

Information Regarding Nominees for Director for Terms Expiring in 2005:

Name	*Age*	**Expiration of Present** *Term*	*Biography*	**Year First Became** *Director*
William E. Macaulay	56	2002	Mr. Macaulay is the Chairman and Chief Executive Officer of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in 1983. Mr. Macaulay serves as a director of Weatherford International, Inc., an oilfield service company, Maverick Tube Corporation, a manufacturer of steel pipe and casing, Pride International, Inc., a contract drilling and related services company, and Chicago Bridge & Iron Company N.V., a global engineering and construction company.	1996

Joel V. Staff	58	2002	Mr. Staff has served as Chairman of the Board since January 1996. He was the Company's Chief Executive Officer from July 1993 to May 2001 and served as its President from July 1993 through November 2000. As previously announced, Mr. Staff will step down as Chairman at the Annual Meeting. He serves as Chairman of T-3 Energy Services, Inc., a consolidator of high-end equipment repair and specialty machining operations focused in the Gulf of Mexico.	1996

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ELECTION OF THE TWO NOMINEES FOR DIRECTOR.

Information Regarding Current Directors Whose Terms Expire in 2003 and 2004:

Name	Age	Expiration of Present Term	Biography	Year First Became Director
Hushang Ansary	74	2003	Mr. Ansary was appointed as a Director in June 2000 pursuant to the merger agreement between National Oilwell and IRI International Corporation. Mr. Ansary was Chairman of the Board of IRI from September 1994 until its merger with National Oilwell in June 2000.	2000
Ben A. Guill	51	2003	Mr. Guill is President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. For a period greater than five years prior to joining First Reserve, he was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment-banking firm specializing in the oil service industry. Mr. Guill serves as a director of Superior Energy Services, Inc., an oilfield services and equipment company, TransMontaigne, Inc., an oil products distribution and refining company, Chicago Bridge & Iron Company N.V., a global engineering and construction company, Dresser, Inc., a leader in the design, manufacture and marketing of highly engineered equipment and services for the energy industry, T-3 Energy Services, Inc., a consolidator of high-end equipment repair and specialty machining operations focused in the Gulf of Mexico, and Destiny Resource Services, Inc., a provider of seismic services to the oil and gas industry.	1999

Name	Age	Expiration of Present Term	Biography	Year First Became Director
Jon Gjedebo	57	2003	Mr. Gjedebo was appointed as a Director in March 2000 and was nominated for reelection at our 2000 Annual Meeting, pursuant to the purchase by National Oilwell of Hitec. He has served as Executive Vice President and Chief Technology Officer of the Company since March 1, 2000. Prior to that, Mr. Gjedebo was President and Chief Executive Officer of Hitec ASA, a company he founded in 1985 and that National Oilwell acquired in February 2000.	2000
Roger L. Jarvis	48	2004	Mr. Jarvis was appointed as a Director in February 2002. He has served as President, Chief Executive Officer and Director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, since 1996 and as its Chairman of the Board since 1998.	2002
Merrill A. Miller, Jr.	51	2004	Mr. Miller has served as the Company's President and Chief Operating Officer since November 2000, as Chief Executive Officer since May 2001, and in various senior executive positions with the Company since February 1996.	2001
Frederick W. Pheasey	59	2004	Mr. Pheasey has served as a Director and Executive Vice President of the Company since September 1997. He was Chairman and a co-founder of Dreco Energy Services Ltd., which was acquired by National Oilwell in September 1997.	1997

COMMITTEES AND MEETINGS OF THE BOARD

Committees

The Board of Directors has the following standing committees: Audit and Nominating, Compensation, and Executive.

Number of Meetings Held in 2001

Board of Directors	4
Audit and Nominating Committee	6
Compensation Committee	2
Executive Committee	1

All of the directors attended at least 92% of all Board of Directors meetings and meetings of committees of which they were members during 2001, except Mr. Ansary who was unable to attend two board of directors meetings.

Audit and Nominating Committee

Messrs. Macaulay (Chair), Dunwoody and Guill are the current members of the Audit and Nominating Committee. All members of this committee are "independent" within the meaning of the rules governing audit committees by the New York Stock Exchange.

The committee oversees the Company's financial reporting process on behalf of the Board, and reports the results of their activities to the Board. They provide assistance to the board of directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements. The responsibilities of this committee are set forth in the Audit Committee Charter, a copy of which was included as Appendix A to the Proxy Statement for the 2001 Annual Meeting of Stockholders.

The Audit and Nominating Committee also has the responsibility of identifying candidates for election as directors; reviewing background information relating to candidates for director, and recommending to the board of directors the slate of directors to be submitted to stockholders for election. Written suggestions for nominees should be sent to the Secretary of the Company.

Any stockholder of record who is entitled to vote for the election of directors may nominate persons for election as directors if timely written notice in proper form of the intent to make a nomination at the Annual Meeting is received by the Company at National-Oilwell, Inc., 10000 Richmond Avenue – 4th Floor, Houston, TX 77042, Attention: M. Gay Mather, Corporate Secretary. The notice must be received no later than April 21, 2002 – 10 days after the first public notice of the Annual Meeting is first sent to stockholders. To be in proper form, the notice must contain prescribed information about the proponent and each nominee, including such information about each nominee as would have been required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission had such nominee been nominated by the board of directors.

Compensation Committee

Messrs. Guill (Chair) and Dunwoody are the current members of the Compensation Committee. All members of the Compensation Committee are independent, non-employee directors who have no interlocking relationships with the Company. The primary functions of the Compensation Committee are to supervise and approve our stock option plans, establish the compensation of the chief executive officer and our other principal executive officers, supervise our welfare and pension plans and compensation plans, and periodically examine our general compensation structure.

Executive Committee

Messrs. Dunwoody (Chair), Macaulay, Miller and Staff are the current members of the Executive Committee. The Executive Committee may exercise all the powers of the board of directors, with the exceptions of filling vacancies in the board of directors and amending our by-laws. The primary function of the Executive Committee is to act on behalf of the board of directors between regularly scheduled meetings of the Board.

AUDIT COMMITTEE REPORT

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the board of directors, include providing oversight to the Company's financial reporting process through periodic meetings with the Company's independent auditors and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

We have reviewed and discussed with senior management the audited financial statements included in the Company's Annual Report on Form 10-K. Management has confirmed to us that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles.

We have discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by SAS 61 (Communications with Audit Committee). SAS 61 requires the independent auditors to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including with respect to (i) their responsibility under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, and (vi) any difficulties encountered in performing the audit. We concluded that the non-audit services provided by the auditors did not compromise their independence.

We have received from Ernst & Young a letter providing the disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) with respect to any relationships between Ernst & Young LLP and the Company. Ernst & Young LLP has discussed its independence with us, and has confirmed in such letter that, in its professional judgement, it is independent of the Company within the meaning of the federal securities laws.

Based on the review of the financial statements, the discussion with Ernst & Young regarding SAS 61 and receipt from them of the required written disclosures, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2001 Annual Report on Form 10-K.

Members of the Audit Committee

William E. Macaulay, Chairman
W. McComb Dunwoody
Ben A. Guill

Information Regarding our Independent Auditors

The Board of Directors has reappointed Ernst & Young LLP as independent auditors for 2002. Representatives of Ernst & Young will attend the Annual Meeting, where they will be available to answer questions and have the opportunity to make a statement if they desire.

Audit Fees

During 2001, Ernst & Young billed the Company as follows:

Audit Fees	$345,000
Financial Information Systems Design and Implementation Fees	0
All Other Fees:	
Audit-Related Services	163,000
Tax Services	84,000
Total	$592,000

The Audit Committee has considered whether the provision of all services other than those rendered for the audit of the Company's financial statements is compatible with maintaining Ernst & Young's independence and has concluded that their independence is not compromised.

BOARD COMPENSATION

During 2001, directors who are not our employees were paid $1,000 for each Board and Committee meeting attended; $1,250 for the Committee Chairman for each Audit and Nominating Committee and Compensation Committee meeting attended; and $6,250 for each quarter of the year in which the person serves as a director. In January 2002 the quarterly fee was increased to $7,500.

These directors also receive non-qualified stock options under our stock option plan. On February 14, 2001, each non-employee director was granted an option to purchase 4,938 shares of our common stock. The option exercise price per share is $40.50, the fair market value of a share of our common stock on the date of grant. The options have a term of ten years from the date of grant and vest in three equal annual installments beginning one year after the date of grant.

EXECUTIVE OFFICERS

The following persons are our executive officers. The executive officers of the Company serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board of Directors at its first meeting following the Annual Meeting. None of the executive officers or directors has any family relationships with each other.

Name	Age	Position
Merrill A. Miller, Jr.	51	President and Chief Executive Officer
Robert L. Bloom	54	Group President – Rig Equipment
Howard Davis	43	Group CFO – Products and Technology
Jerry N. Gauche	53	Vice President – Organizational Effectiveness
Jon Gjedebo	57	Executive Vice President and Chief Technology Officer
Steven W. Krablin	51	Vice President and Chief Financial Officer
Kevin Neveu	41	Group President – Downhole Tools
Frederick W. Pheasey	59	Executive Vice President
Mark Reese	43	Group President – Mission Products
Dwight W. Rettig	41	General Counsel
Gary Stratulate	45	Group President – Rig Systems and Equipment
Robert Workman	33	Group President – Distribution Services

Merrill A. (Pete) Miller, Jr. has served as President and Chief Operating Officer since November 2000, as Chief Executive Officer since May 2001, and in various senior executive positions since February 1996.

Robert L. Bloom has served as President of National Oilwell's Rig Equipment Group since June 2000, and was Vice President of Drilling Systems from 1998 to 2000. He has been with the Company for 32 years serving in various engineering and management capacities.

Howard Davis has served as Vice President and Chief Financial Officer of National Oilwell's Products and Technology Group since 1997. From 1996 to 1997 he served as Manager of Financial Planning and Analysis of that group.

Jerry N. Gauche has served as Vice President–Organizational Effectiveness since January 1994.

Jon Gjedebo has served as Executive Vice President and Chief Technology Officer and Director since March 1, 2000. Prior to that, Mr. Gjedebo was President and Chief Executive Officer of Hitec ASA, a company he founded in 1985 and that National Oilwell acquired in February 2000.

Steven W. Krablin has served as Vice President and Chief Financial Officer since January 1996.

Kevin Neveu has served as President of National Oilwell's Downhole Tools Group since June 2000, and from 1999 to 2000 as Vice President and Managing Director of Downhole Tools. From 1997 to 1999 he served as Vice President of the Company's Canadian drilling equipment and downhole tool operations.

Frederick W. Pheasey has served as Executive Vice President and Director since September 1997. He was Chairman and a co-founder of Dreco Energy Services Ltd., which was acquired by National Oilwell in September 1997.

Mark Reese has served as President of National Oilwell's Mission Products Group since August 2001. From May 1997 to August 2001 he was Vice President of Operations for the Company's Distribution Services Group, and from July 1995 to May 1997 served as Northern Area Manager for that group.

Dwight W. Rettig has served as General Counsel of National Oilwell since February 1999, and from February 1998 to February 1999 as General Counsel of the Company's Distribution Services Group. From February 1997 to February 1998 he was the Chief Legal Officer of NATCO Group, Inc., a provider of wellhead equipment, systems and services used in the production of oil and gas.

Gary Stratulate has served as President of National Oilwell's Rig Systems and Controls Group since June 2000. From April 1997 to June 2000 he served in various senior executive positions at IRI International Corporation, a manufacturer of oilfield equipment, which was acquired by National Oilwell in June 2000.

Robert Workman has served as President of National Oilwell's Distribution Services Group since February 2001. From 1997 to 2001 he served in various management capacities for that group, most recently as Vice President of Operations.

STOCK OWNERSHIP

This table shows the number and percentage of shares of National Oilwell stock beneficially owned by 1) owners of more than five percent of the outstanding shares of the Company, 2) our current directors, director nominees, and Named Executive Officers, and 3) all current directors, director nominees and executive officers as a group. Information for each of the current directors, director nominees and executive officers has been provided at the request of the Company as of March 28, 2002.

5% Owners	No. of Shares[1]	Percent of Class[2]
FMR Corp[3] 82 Devonshire Street Boston, MA 02109	12,107,090	14.95%
Putnam Investments, LLC[4] One Post Office Square Boston, MA 02109	5,667,470	7.00%
Name of Individual		
Hushang Ansary[5]	3,723,332	4.58%
W. McComb Dunwoody[6]	150,142	*
Jon Gjedebo[7]	1,442,537	1.78%
Ben A. Guill	23,401	*
Roger L. Jarvis	0	*
Steven W. Krablin	205,721	*
William E. Macaulay[8]	24,301	*
Merrill A. Miller, Jr.	330,318	*
Frederick W. Pheasey	112,837	*
Joel V. Staff	656,364	*
Gary Stratulate	29,597	*
All current directors, director nominees, and executive officers as a group (18 persons)	7,157,910	8.69%

*Less than 1%.

[1]This column includes options that are currently exercisable or will become exercisable by May 28, 2002 as follows: Hushang Ansary—407,846; W. McComb Dunwoody—18,287; Jon Gjedebo—18,039; Ben Guill—12,244; Steven W. Krablin—147,659; William E. Macaulay—18,287; Merrill A. Miller, Jr.—168,780; Joel V. Staff—393,526; and Gary Stratulate—24,997.

[2]At March 28, 2002 there were 80,967,003 shares outstanding.

[3]Shares owned at December 31, 2001, as reflected in Amendment No. 3 to Schedule 13G filed with the SEC on February 14, 2002.

[4]Shares owned at December 31, 2001, as reflected in Schedule 13G filed with the SEC on February 5, 2002.

[5]Includes the following shares of which Mr. Ansary disclaims beneficial ownership: 54,160 shares owned by the Ansary Foundation, and 9,393 shares owned by his wife.

[6]Includes 1,000 shares owned by Mr. Dunwoody's children.

[7]Includes 1,424,498 shares that Mr. Gjedebo owns through Joto Einedom AS and Styrbjorn AS.

[8] Includes the following shares of which Mr. Macaulay disclaims beneficial ownership: 1,082 shares held in trust for his children and 1,622 shares owned by his wife.

EXECUTIVE COMPENSATION

The following table sets forth for the years ended December 31, 1999, 2000 and 2001 the compensation paid by the Company to its Chief Executive Officer and four other most highly compensated executive officers (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen-sation ($)	Restricted Stock Award(s) ($)	Securities Underly-ing Options/ SARs (#)	LTIP Payouts ($)	All Other Compen-sation (1) ($)
Joel V. Staff	2001	337,981	262,815	-	-	49,382	-	14,387
Chairman(2)	2000	453,926	163,156	-	-	88,642	-	11,602
	1999	383,680	-	-	-	230,480	-	14,040
Merrill A. Miller, Jr.	2001	314,327	244,421	-	-	49,382	-	13,020
President and CEO	2000	236,154	64,142	-	-	44,321	-	7,049
	1999	190,000	-	-	-	109,533	-	6,190
Steven W. Krablin	2001	272,885	141,464	-	-	37,037	-	12,280
Vice President	2000	218,185	52,349	-	-	37,673	-	7,716
and CFO	1999	178,800	-	-	-	89,469	-	7,813
Gary Stratulate(3)	2001	260,816	99,245	-	-	9,629	-	8,710
President, Rig Systems	2000	129,566	26,149	-	-	3,036	-	-
and Controls Group	1999	-	-	-	-	-	-	-
Jon Gjedebo(4)	2001	208,800	101,122	-	-	12,345	-	-
Exec. Vice President	2000	178,769	44,857	-	-	20,887	-	-
and CTO	1999	-	-	-	-	-	-	-

(1)These amounts include:

(a)The Company's cash contributions for 2001 under the National-Oilwell Retirement and Thrift Plan, a defined contribution plan, on behalf of Mr. Staff - \$7,650; Mr. Miller - \$7,650; Mr. Krablin - \$3,070; and Mr. Stratulate - \$6,281.

(b)The Company's cash contributions for 2001 under the National-Oilwell Supplemental Savings Plan, a defined contribution plan, on behalf of Mr. Staff - \$6,737; Mr. Miller - \$5,370; Mr. Krablin - \$9,210; and Mr. Stratulate - \$2,429.

(2)Mr. Staff served as Chief Executive Officer from January 1 – May 15, 2001.

(3)Mr. Stratulate joined National Oilwell in July 2000.

(4)Mr. Gjedebo joined National Oilwell in March 2000.

Grants of Options/SAR's in Last Fiscal Year

The following table provides information concerning stock options granted to Named Executive Officers during the fiscal year ended December 31, 2001. We have granted no stock appreciation rights.

	2001 Option Grants				Gains Based on Assumed Rates of Stock Price Appreciation for Option Term	
	Options Granted	Percent of 2001 Employee Option Grants	Exercise Price per Share ($)	Expiration Date	Assumed Rate 5% ($)	Assumed Rate 10% ($)
Joel V. Staff	49,382	5.6%	40.50	02/15/11	1,257,771	3,187,439
Merrill A. Miller, Jr.	49,382	5.6%	40.50	02/15/11	1,257,771	3,187,439
Steven W. Krablin	37,037	4.2%	40.50	02/15/11	943,341	2,390,611
Gary Stratulate	9,629	1.1%	40.50	02/15/11	245,253	621,519
Jon Gjedebo	12,345	1.4%	40.50	02/15/11	314,430	796,827

The option exercise price per share is equal to the fair market value of a share of Common Stock on the date of grant. The grants have terms of ten years from the date of grant and vest in three equal annual installments beginning one year from the date of grant.

Option Exercises and Year-End Option Values

The following table provides information about option exercises by the Named Executive Officers during 2001 and the value of unexercised options held by them at December 31, 2001.

	2001 Stock Option Exercises		Number of Unexercised Options at December 31, 2001		Value of Unexercised in-the-money Options at December 31, 2001	
	Shares	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Joel V. Staff	0	$ -	270,692	185,304	$1,611,052	$ 805,531
Merrill A. Miller, Jr.	0	-	116,093	115,441	453,176	382,817
Steven W.Krablin	0	-	107,991	91,976	695,747	312,694
Gary Stratulate	0	-	21,788	11,653	217,039	-
Jon Gjedebo	0	-	6,962	26,270	-	-

Employment Contracts

National Oilwell entered into employment agreements on January 1, 2002 with Messrs. Miller and Krablin that contain certain termination provisions. The agreements each have a term of three years, and are automatically extended on an annual basis. The agreements provide for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees. If the employment relationship is terminated by National Oilwell for any reason other than (i) voluntary termination; (ii) termination for cause (as defined); (iii) death; or (iv) long-term disability; or if the employment relationship is terminated by the employee for Good Reason, the employee is entitled to receive three times the sum of his current base salary plus the highest annual bonus received by the employee over the preceding three-year period, three times the amount equal to the total of the employer matching contributions under the Company's Retirement and Thrift Plan and Supplemental Savings Plan, and three years participation in the Company's welfare and medical benefit plans. The employee shall have the right, during the 60 day period after such termination, to elect to surrender all or part of any stock options held by the employee at the time of termination, whether or not exercisable, for a cash payment equal to the spread between the cost of the option and the highest reported per share sales price during the 60 day period prior to the date of termination. Any option not so surrendered will remain exercisable until the earlier of one year after the date of termination or the stated expiration date of the specific option grant. Under the agreements, termination by the employee for "Good Reason" means (i) the assignment to the employee of any duties inconsistent with his current position or any action by the Company that results in a diminution in the employee's position, authority, duties or responsibilities; (ii) a failure by the Company to comply with the terms of the agreement; or (iii) the requirement of the employee to relocate or to travel to a substantially greater extent than required at the date of the agreement. The agreements also contain restrictions on competitive activities and solicitation of our employees for three years following the date of termination.

We entered into an employment agreement with Mr. Stratulate in connection with the June 28, 2000 merger between the Company and IRI International Corporation. The agreement provides for a base salary, participation in employee incentive plans, and employee benefits as generally provided to all employees. The agreement automatically extends for one year on an annual basis. If Mr. Stratulate's employment is involuntarily terminated at any time without cause, he will have the right to receive a lump sum payment of 150% of his base salary. The agreement also contains restrictions on competitive activities and solicitation of our employees for one year following the date of termination.

Effective March 1, 2000, we entered into an employment agreement with Mr. Gjedebo that had an initial term of three years and automatically renews for one-year terms after the term of the initial agreement. The agreement provides for an annual base salary, participation in employee incentive plans and employee benefits as generally provided to all employees. Upon involuntary termination other than for cause, the agreement allows for payment of one year's base salary plus annual cash incentive. For a minimum period of one year after termination, Mr. Gjedebo is generally prohibited from competing or assisting others to compete against the Company.

Additionally, the Company's stock option agreements provide for full vesting of unvested outstanding options in the event of a change of control of the Company and a change in the optionee's responsibilities following a change of control.

Certain Relationships and Related Transactions

As part of the June 28, 2000 merger between the Company and IRI International Corporation, Mr. Ansary, a director, entered into a non-competition agreement that generally prohibits him from competing or assisting others to compete with National Oilwell's existing business and from soliciting our employees. Over the three-year term of the agreement, Mr. Ansary will receive aggregate consideration of $3,000,000, $1,000,000 of which was paid upon closing of the merger, $1,000,000 of which was paid on the first anniversary of the merger date and an additional $1,000,000 payable upon the second anniversary of the merger date.

We lease an office building and storage yard in Stavanger, Norway from Mr. Gjedebo, a director and executive officer. For 2001, we paid approximately $360,000 to Mr. Gjedebo in lease payments. The lease expires January 1, 2010.

Mr. Gjedebo is Chairman and controlling shareholder of HitecVision A.S. During 2001, the Company had sales of approximately $1.1 million to and purchases of approximately $0.8 million from HitecVision and its affiliated companies. All transactions with these companies were on terms competitive with other third party vendors.

Compensation Committee Report on Executive Compensation

National Oilwell's executive compensation program is administered by the Compensation Committee of the Board of Directors. The committee establishes specific compensation levels for key executives and administers the Company's stock award plans. The Compensation Committee's philosophy regarding executive compensation is to design a compensation package that will attract and retain key executives focused on the Company's annual growth and long-term strategy. The committee's objective is to provide compensation packages for key executives that offer compensation opportunities in the median range of oilfield service companies with a similar market capitalization.

The main components of the executive compensation program for 2001 were base salary, participation in the Company's annual cash incentive plan and the grant of non-qualified stock option awards. Salary levels are based on factors including individual performance, level and scope of responsibility and competitive salary levels within the industry. The committee determines median base salary levels by a comprehensive review of information provided in proxy statements filed by companies in the industry with similar market capitalizations.

All employees, including key executives, participated in the Company incentive plan in 2001, aligning a portion of each employee's cash compensation with Company performance. As in prior years, the incentive plan provided for cash awards if objectives related to the Company's financial performance were met, and participant award opportunities varied depending upon levels of participation. The Company had to achieve an established minimum operating profit target before awards were earned by any employees, including executive officers, with higher levels of performance resulting in increased payments based upon an established progression. Based on the criteria for the 2001 incentive plan, payments to named executive officers were made as follows: Mr. Staff - $262,815; Mr. Miller - $244,421; Mr. Krablin - $141,464; Mr. Stratulate - $99,245; and Mr. Gjedebo - $101,122.

Compensation of the Chief Executive Officer. Components of Mr. Miller's compensation for 2001 included base salary, participation in the incentive plan and the grant of stock options. Mr. Miller's base salary for 2001 was $325,000 and he received an option grant to purchase 49,382 shares of National Oilwell common stock. He also received an incentive payment of $244,421, as described above. The committee routinely reviews the compensation level of chief executive officers of industry companies with similar market capitalizations as well as Mr. Miller's individual performance and success in achieving the Company's strategic objectives. Mr. Miller declined a proposed increase to his base salary in light of the current softness in the industry.

Members of the Compensation Committee

Ben A. Guill, Committee Chairman
W. McComb Dunwoody

APPROVAL OF AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES UNDER NATIONAL OILWELL'S STOCK OPTION PLAN ITEM NO. 2 ON THE PROXY CARD

The purpose of the National-Oilwell, Inc. Amended and Restated Stock Award and Long-Term Incentive Plan is to provide National Oilwell with an effective means to attract and retain key employees and directors of outstanding abilities. At March 28, 2002, only 209,992 shares were available for future options grants under the plan and 3,421,376 shares were reserved for issuance pursuant to non-qualified stock options issued under the plan at exercise prices ranging from $8.63 to $40.50 and expiration dates ranging from February 19, 2003 to March 21, 2112. Accordingly, the board of directors believes that an increase in the number of shares authorized for issuance under the plan is necessary and appropriate and has approved, subject to shareholder approval, an increase in the number of shares of common stock available for the issuance of stock options grants under the plan from 4,500,000 to 8,400,000. **The Board of Directors believes that this increase is in the best interest of the Company and its stockholders and recommends that stockholders vote FOR this proposal.**

Summary – The plan, adopted by the Company's board of directors and stockholders in January 1996, provides for the grant of incentive stock options (ISOs), non-qualified stock options (NQSOs), stock appreciation rights (SARs), restricted stock awards, performance share awards and stock equivalent awards. The only awards outstanding under the plan and that have been granted since the Company's initial public offering in October 1996 are non-qualified stock options. No awards of ISOs, SARs, performance share awards and stock equivalent awards have ever been granted under the plan.

At March 28, 2002, there were 271 participants in the plan, five of whom are non-employee directors of the Company and 12 of whom are executive officers of the Company.

Administration – The Compensation Committee of the board has administrative authority over the plan. It determines which eligible employees will receive grants of awards or options, the number of shares of common stock subject to each award or option, when such award or option will be made, the duration of any applicable exercise or restriction period, when the options will become exercisable, and the term (not to exceed ten years in the case of ISOs) during which the option may be exercised. All award and grant decisions under the Stock Plan will be made by two or more "outside directors" as defined in section 162(m) of the Code.

Description – Under the plan, the exercise price of NQSOs, ISOs and SARs must be no less than the market price on the date of grant. Outstanding options under the plan have been granted at no less than the market price on the date of grant and generally become exercisable in three equal annual installments beginning one year after the date of grant and remain exercisable until five or ten years after the date of grant. The maximum number of shares that may be granted to any individual during the term of the Stock Plan must be less than one-half the aggregate number of shares of Common Stock authorized for issuance under the Stock Plan.

The Stock Plan will terminate on July 23, 2006 unless terminated earlier by the Board or extended by the Board with approval of the stockholders. The Stock Plan provides that the Board in its discretion may terminate the plan or alter or amend the plan or any part thereof from time to time; provided that no change in any outstanding grant or award may be made which would impair the rights of the participant without the consent of the participant, and provided further that the Board may not, without approval of the stockholders, amend the Stock Plan to (i) increase the aggregate number of shares of Common Stock which may be issued under the plan; (ii) change the class of employees eligible to receive ISOs under the plan; or (iii) modify materially the requirements as to eligibility for participation in the plan if such approval is required by section 162(m) of the Code.

Federal Income Tax Consequences – The only awards outstanding under the plan are non-qualified stock options (NQSOs). There are no federal income tax consequences to the participant or to the Company upon the grant of an NQSO under the Stock Plan. Upon the exercise of NQSOs, participants will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the option price, and the Company generally will be entitled to a corresponding tax deduction at such time. Upon the sale of shares acquired by exercise of an NQSO, the participant will have a capital gain or loss (long-term or short-term depending upon the length of time the shares were held) in an amount equal to the difference between the participant's basis in the shares and the amount realized upon the sale.

Under Section 162(m) of the Code, enacted in August 1993, the Company may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated officers. Total remuneration would include amounts received upon the exercise of stock options. An exception exists, however, for "performance-based compensation," including amounts received upon the exercise of stock options pursuant to a plan approved by stockholders that meets certain requirements.

New Plan Benefits

Because awards are made from time to time by the compensation committee of the board of directors to those persons the committee determines in its discretion should receive awards, the benefits and amounts that may be received in the future by persons eligible to participate in the Stock Plan are not determinable.

Vote Required for Approval

Approval of the amendment to the Stock Plan requires the affirmative vote of a majority of the votes cast by stockholders entitled to vote at the meeting. Therefore, abstentions will have the same effect as a vote against the amendment to the Stock Plan.

PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder return on our common stock to the S&P 500 Index and to a self-constructed peer group of similar companies in the oilfield service industry (including BJ Services Company, Cooper Cameron Corporation, Smith International, Inc., and Varco International Inc.). The total shareholder return assumes $100 invested on December 31, 1996 in National Oilwell, the S&P 500 Index, and the peer group. It also assumes reinvestment of all dividends. The peer group is weighted based on the market capitalization of each company. The results shown in the graph below are not necessarily indicative of future performance.



$300
$200
$100
$0
Total Shareholder Return
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
National Oilwell
S&P 500
Peer Group

	Cumulative Total Return					
	12/96	12/97	12/98	12/99	12/00	12/02
National Oilwell	100	222	73	102	252	134
S & P 500	100	133	171	208	189	166
Peer Group	100	147	60	130	194	151

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The rules of the SEC require that the Company disclose late filings of reports of stock ownership (and changes in stock ownership) by its directors, executive officers, and beneficial owners of more than ten percent of the Company's stock. To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company during the year ended December 31, 2001, no director, executive officer, or 10% beneficial holder failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year, with the following exception: Mr. Ansary filed an amended Form 3 in May 2001 to report 9,393 shares of common stock owned by his wife of which Mr. Ansary disclaims beneficial ownership and an amended Form 4 filed on May 2, 2002 to correct the reported transaction price on a Form 4 filed on April 9, 2001.

STOCKHOLDER PROPOSALS FOR THE 2003 ANNUAL MEETING

If you wish to submit proposals to be included in our 2003 proxy statement, we must receive them on or before December 11, 2002. Please address your proposals to: **M. Gay Mather, Secretary, National-Oilwell, Inc., 10000 Richmond Avenue—4th Floor, Houston, Texas 77042.**

If you wish to submit proposals at the meeting that are not eligible for inclusion in the proxy statement, you must give written notice no later than February 24, 2003 to: **M. Gay Mather, Secretary, National-Oilwell, Inc., 10000 Richmond Avenue—4th Floor, Houston, Texas 77042.** If you do not comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority on the proposal when it is raised at the meeting. In addition, proposals must also comply with National Oilwell's by-laws and the rules and regulations of the Securities and Exchange Commission.

ANNUAL REPORT AND OTHER MATTERS

We do not know of any other matters to be acted upon at the meeting other than the election of directors as discussed in this proxy statement. If any other matter is presented, proxy holders will vote on the matter in accordance with their best judgment.

National Oilwell's 2001 Annual Report on Form 10-K is included in this mailing, but is not considered part of the proxy solicitation materials.

By order of the board of directors,

/s/ M. Gay Mather

M. Gay Mather
Secretary

Houston, Texas
April 11, 2002

Appendix A

Annual Report to Stockholders

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark one)

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2001 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12317

NATIONAL-OILWELL, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0475815
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

10000 Richmond Avenue
4th Floor
Houston, Texas
77042-4200

(Address of principal executive offices)

(713) 346-7500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01	**New York Stock Exchange**
(Title of Class)	*(Exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ✓ NO ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

As of March 22, 2002, 80,947,105 common shares were outstanding. Based upon the closing price of these shares on the New York Stock Exchange and, excluding solely for purposes of this calculation 5,798,591 shares beneficially owned by directors and executive officers, the aggregate market value of the common shares of National-Oilwell, Inc. held by non-affiliates was approximately $1.8 billion.

Documents Incorporated by Reference

Portions of the Proxy Statement in connection with the 2002 Annual Meeting of Stockholders are incorporated in Part III of this report.

GENERAL

National Oilwell is a worldwide leader in the design, manufacture and sale of comprehensive systems and components used in oil and gas drilling and production, as well as in providing supply chain integration services to the upstream oil and gas industry.

National Oilwell manufactures and assembles drilling machinery, including drawworks, mud pumps and top drives, which are the major mechanical components of drilling rigs, as well as masts, derricks, cranes and substructures. Many of these components are designed specifically for more demanding applications, which include offshore, extended reach and deep land drilling. We also provide electrical power systems, computer control systems and automation systems for drilling rigs. Our systems are used in many of the industry's most technologically demanding applications. In addition, we provide engineering and fabrication services to integrate our drilling products and deliver complete land drilling and workover rigs as well as drilling modules for mobile offshore drilling rigs or offshore drilling platforms.

Our Products and Technology segment also designs and manufactures drilling motors and specialized downhole tools for rent and sale. Drilling motors are essential components of systems for horizontal, directional, extended reach and performance drilling. Downhole tools include fishing tools, drilling jars, shock tools and other specialized products.

Our Distribution Services segment offers comprehensive supply chain integration services to the drilling and production segments. Our network of service centers located in the United States and Canada and near other major drilling and production activity worldwide use state of the art information technology platforms to provide procurement, inventory management and logistics services. These service centers stock and sell a variety of expendable items for oilfield applications and spare parts for equipment manufactured by National Oilwell.

BUSINESS STRATEGY

National Oilwell's business strategy is to enhance its market positions and operating performance by:

Leveraging our Installed Base of Drilling Machinery and Equipment

We believe our market position and comprehensive product offering present substantial opportunities to capture a significant portion of expenditures for the construction of new drilling rigs and equipment as well as the upgrade and refurbishment of existing drilling rigs and equipment. Over the next few years, the advanced age of the existing fleet of drilling rigs, coupled with drilling activity involving greater depths and extended reach, is expected to generate demand for new equipment. National Oilwell's automation and control systems offer the potential to improve the performance of new and existing drilling rigs. The large installed base of our equipment also provides recurring demand for spare parts and expendable products necessary for proper and efficient operation.

Expanding our Downhole Products Business

We believe economic opportunities for directional, horizontal, extended reach and other value-added drilling applications will increase, providing an opportunity for growth in the rental and sale of high-performance drilling motors and downhole tools.

Furthering our Information Technology and Process Improvement Strategy

National Oilwell has developed an integrated information technology and process improvement strategy to enhance procurement, inventory management and logistics activities. As a result of the need to improve industry efficiency, oil and gas companies and drilling contractors are frequently seeking alliances with suppliers, manufacturers and service providers to achieve cost and capital improvements. We believe we are well positioned to provide these services as a result of our:

- large and geographically diverse network of distribution service centers in major oil and gas producing areas;
- strong relationship with a large community of industry suppliers;
- knowledge of customers procurement processes, suppliers capabilities and products performance; and
- information systems that offer customers and suppliers enhanced e-commerce capabilities.

In addition, the integration of our distribution expertise, extensive network and growing base of customer alliances provides an increased opportunity for cost-effective marketing of our manufactured parts and equipment.

Continuing our Acquisitions Strategy

We believe the oilfield service and equipment industry will continue to experience consolidation as businesses seek to align themselves with other market participants in order to gain access to broader markets and integrated product offerings. From 1997 through January 2002, National Oilwell has made a total of twenty-seven acquisitions and plans to continue to participate in this trend.

OPERATIONS

Products and Technology

National Oilwell designs, manufactures and sells drilling systems and components for both land and offshore drilling rigs as well as complete land drilling and well servicing rigs. The major mechanical components include drawworks, mud pumps, top drives, SCR houses, solids control equipment, traveling equipment and rotary tables. These components are essential to the pumping of fluids and hoisting, supporting and rotating of the drill string. Many of these components are designed specifically for applications in offshore, extended reach and deep land drilling. This equipment is installed on new rigs and often replaced during the upgrade and refurbishment of existing rigs.

Masts, derricks and substructures are designed and manufactured for use on land rigs and on fixed and mobile offshore platforms, and are suitable for drilling applications to depths of up to 30,000 feet or more. Other products include pedestal cranes, reciprocating and centrifugal pumps and fluid end expendables for all major manufacturers' pumps. Our business includes the sale of replacement parts for our own manufactured machinery and equipment.

We also design and produce control and data acquisition systems for drilling related operations and automated and remotely controlled machinery for drilling rigs. Products include the Cyberbase™ operator system which incorporates computer software, keypads and joysticks rather than traditional gauges, lights and switches. The Cyberbase™ system forms the basis for the state-of-the-art driller's cabin. Another product is the automated pipe handling system that provides an efficient and cost effective method of joining lengths of drill pipe or casing.

While offering a complete line of conventional rigs, National Oilwell has extensive experience in providing rig designs to satisfy requirements for harsh or specialized environments. Such products include drilling and well servicing rigs designed for the Arctic, highly mobile drilling and well servicing rigs for jungle and desert use, modular well servicing rigs for offshore platforms and modular drilling facilities for North Sea platforms. We also design and produce fully integrated drilling solutions for the topside of offshore rigs.

National Oilwell designs and manufactures drilling motors, drilling jars and specialized drilling tools for rent and sale. We also design and manufacture a complete line of fishing tools used to remove objects stuck in the wellbore.

Distribution Services

National Oilwell provides distribution services through its network of approximately 150 distribution service centers. These distribution service centers stock and sell a variety of expendable items for oilfield applications and spare parts for our proprietary equipment. As oil and gas companies and drilling contractors have refocused on their core competencies and emphasized efficiency initiatives to reduce costs and capital requirements, our distribution services have expanded to offer outsourcing and alliance arrangements that include comprehensive procurement, inventory management and logistics support. In addition, we believe we have a competitive advantage in the distribution services business by distributing market-leading products manufactured by us.

The supplies and equipment stocked by our distribution service centers vary by location. Each distribution point generally offers a large line of oilfield products including valves, fittings, flanges, spare parts for oilfield equipment and miscellaneous expendable items.

Most drilling contractors and oil and gas companies typically buy supplies and equipment pursuant to non-exclusive contracts, which normally specify a discount from list price for each product or product category. Strategic alliances are also significant to the Distribution Services business and differ from standard agreements for supplies and equipment in that we become the customer's primary supplier of those items. In certain cases, we assume responsibility for procurement, inventory management and product delivery for the customer, occasionally by working directly out of the customer's facilities.

We believe e-commerce brings a significant advantage to larger companies that are technologically proficient. During the last few years, we have invested over $20 million to improve our information technology systems. Our e-commerce system can interface directly with customers' systems to maximize efficiencies for us and for our customers. We believe we have an advantage in this effort due to our investment in technology, geographic size, knowledge of the industry and customers, existing relationships with vendors and existing means of product delivery.

Marketing

Substantially all of our capital equipment and spare parts sales, and a large portion of our smaller pumps and parts sales, are made through our direct sales force and distribution service centers. Sales to foreign state-owned oil companies are typically made in conjunction with agent or representative arrangements. Our downhole products are generally rented and sold worldwide through our own sales force and through commissioned representatives. Distribution sales are made through our network of distribution service centers. Customers for our products and services include drilling and other service contractors, exploration and production companies, supply companies and nationally owned or controlled drilling and production companies.

Competition

The oilfield services and equipment industry is highly competitive and our revenues and earnings can be affected by price changes, introduction of new technologies and products and improved availability and delivery. We compete with a large number of companies, none of which are dominant.

Manufacturing and Backlog

National Oilwell has manufacturing facilities located in the United States, Canada and Norway. The manufacture of parts or purchase of components is sometimes outsourced to qualified subcontractors. The manufacturing operations require a variety of components, parts and raw materials which we purchase from multiple commercial sources. We have not experienced and do not expect any significant delays in obtaining deliveries of materials.

Sales of products are made on the basis of written orders and oral commitments. Our backlog for equipment at recent year ends has been:

December 31, 2001	$	385 million
December 31, 2000		282 million
December 31, 1999		114 million
December 31, 1998		83 million

Distribution Suppliers

National Oilwell obtains products sold by its Distribution Services business from a number of suppliers, including our own Products and Technology segment. No single supplier of products is significant to our operations. We have not experienced and do not expect a shortage of products that we sell.

Engineering

National Oilwell maintains a staff of engineers and technicians to:

- design and test new products, components and systems for use in drilling and pumping applications;
- enhance the capabilities of existing products; and
- assist our sales organization and customers with special projects.

Our product engineering efforts focus on developing technology to improve the economics and safety of drilling and pumping processes, and to emphasize technology and complete drilling solutions.

Patents and Trademarks

National Oilwell owns or has a license to use a number of patents covering a variety of products. Although in the aggregate these patents are of importance, we do not consider any single patent to be of a critical or essential nature. In general, our business has historically relied upon technological capabilities, quality products and application of expertise rather than patented technology.

Employees

As of December 31, 2001, we had a total of 6,200 employees, 3,400 of whom were salaried and 2,800 of whom were paid on an hourly basis. Of this workforce, 1,365 employees are employed in Canada and 574 are employed in other locations outside the United States.

RISK FACTORS

Before purchasing any shares of National Oilwell common stock, you should consider carefully the following factors, in addition to the other information contained or incorporated by reference herein.

National Oilwell Depends on the Oil and Gas Industry

National Oilwell is dependent upon the oil and gas industry and its willingness to explore for and produce oil and gas. The industry's willingness to explore and produce depends upon the prevailing view of future product prices. Many factors affect the supply and demand for oil and gas and therefore influence product prices, including:

- level of production from known reserves;

- cost of producing oil and gas;

- level of drilling activity;

- worldwide economic activity;

- national government political requirements;

- development of alternate energy sources; and

- environmental regulation.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors or production companies or in drilling or well servicing rig utilization rates, then demand for our products will decline.

Oil and Gas Prices Are Volatile

Oil and gas prices have been volatile over the last ten years, ranging from $10 - $40 per barrel. Oil prices were low in 1998, generally ranging from $11 to $16 per barrel. In 1999, oil prices recovered to more normal historical levels, and were generally in the $25-$30 per barrel range during 2000. Prices once again declined in the second half of 2001, generally ranging between $18 and $22. Spot gas prices have also been volatile over the last ten years, ranging from less than $1.00 per mmbtu to above $10.00. Gas prices were moderate in 1998 and 1999, generally ranging from $1.80 to $2.50 per mmbtu. Gas prices strengthened throughout 2000, generally ranging from $4-$8 per mmbtu. Since the second quarter of 2001, gas prices have been under pressure again, and have generally ranged from $2.20 to $3.00 per mmbtu.

These price changes have caused many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. In the second half of 1998, lower oil prices slowed production and new drilling, particularly in areas with high per barrel cost of production. This slowdown quickly affected our Distribution Services segment and subsequently negatively impacted our Products and Technology segment. While activity increased in 2000 and 2001, demand again declined in the fourth quarter of 2001. We cannot predict future oil and gas prices or the effect prices will have on exploration and production levels.

National Oilwell's Industry Is Highly Competitive

The oilfield products and services industry is highly competitive. The following competitive actions can each affect our revenues and earnings:

- price changes;

- new product and technology introductions; and

- improvements in availability and delivery.

We compete with many companies and there are low barriers to entry in many of our businesses. Some of the companies with which we now or may in the future compete may possess greater financial resources or offer certain products that we do not have.

National Oilwell Faces Potential Product Liability and Warranty Claims

Customers use some of our products in potentially hazardous drilling, completion and production applications that can cause:

- injury or loss of life;

- damage to property, equipment or the environment; and

- suspension of operations.

We maintain amounts and types of insurance coverage that we believe are consistent with normal industry practice. We cannot guarantee that insurance will be adequate to cover all liabilities we may incur. We also may not be able to maintain insurance in the future at levels we believe are necessary and at rates we consider reasonable.

National Oilwell may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our equipment and services have been used. We are currently party to various legal and administrative proceedings. We cannot predict the outcome of these proceedings, nor can we guarantee any negative outcomes will not be significant to us.

Instability of Foreign Markets Could Have a Negative Impact on the Revenues of National Oilwell

Some of our revenues depend upon customers in the Middle East, Africa, Southeast Asia, South America and other international markets. These revenues are subject to risks of instability of foreign economies and governments. Laws and regulations limiting exports to particular countries can affect our sales, and sometimes export laws and regulations of one jurisdiction contradict those of another.

National Oilwell is exposed to the risks of changes in exchange rates between the U.S. dollar and foreign currencies. We do not currently engage in or plan to engage in any significant hedging or currency trading transactions designed to compensate for adverse currency fluctuations.

National Oilwell May Not Be Able to Successfully Manage Its Growth

National Oilwell has acquired 26 companies during the past five years, including nine in 2001. We also made one acquisition in January 2002 and intend to acquire additional companies in the future. We cannot predict whether suitable acquisition candidates will be available on reasonable terms or if we will have access to adequate funds to complete any desired acquisition. Once acquired, we cannot guarantee that we will successfully integrate the operations of the acquired companies. Combining organizations could interrupt the activities of some or all of our businesses and have a negative impact on operations.

National Oilwell Has Debt

In 1998, National Oilwell issued $150 million of 6 7/8% unsecured senior notes due July 1, 2005. In 2001, we issued an additional $150 million of 6 ¾% unsecured senior notes due March 15, 2011. As a result of these issuances, we became more leveraged. It is also possible that we will incur additional debt in the future in connection with acquisitions, operations or other matters. As of December 31, 2001, we had a total of $310 million of debt and a total of $868 million of stockholders' equity. Our leverage requires us to use some of our cash flow from operations for payment of interest on our debt. Our leverage may also make it more difficult to obtain additional financing in the future. Further, our leverage could make us more vulnerable to economic downturns and competitive pressures.

Item 2. Properties

National Oilwell owned or leased approximately 240 facilities worldwide as of December 31, 2001, including the following principal manufacturing and administrative facilities:

Location	Approximate Building Space (square foot)	Description	Status
Pampa, Texas	548,000	Manufactures drilling machinery and equipment	Owned
Houston, Texas	540,000	Manufactures downhole tools and mobile rigs	Owned
Houston, Texas	260,000	Manufactures and services drilling machinery and equipment	Leased
Sugarland, Texas	190,000	Manufactures braking systems and generators	Owned
Galena Park, Texas	188,000	Fabricates drilling components and rigs	Owned
Houston, Texas	178,000	Manufactures SCR systems	Owned
Edmonton, Alberta, Canada	162,000	Manufactures downhole tools	Owned
Tulsa, Oklahoma	140,000	Manufactures pumps and expendable parts	Owned
McAlester, Oklahoma	117,000	Manufactures pumps and expendable parts	Owned
Houston, Texas	100,000	Administrative offices	Leased
Stavanger, Norway	87,000	Engineering and manufacturing of drilling components and systems	Leased
Calgary, Alberta, Canada	76,000	Engineering, fabrication and assembly of coiled tubing units and wireline trucks	Owned
Victoria, Texas	71,000	Manufactures and services mobile rigs	Owned
Marble Falls, Texas	65,000	Manufactures drilling expendable parts	Owned
Nisku, Alberta, Canada	59,000	Manufactures drilling machinery and equipment	Owned
Stavanger, Norway	62,000	Engineering and manufacturing of drilling components and systems	Owned
Edmonton, Alberta, Canada	57,000	Manufactures drilling machinery and equipment	Owned

We own or lease 61 satellite repair and manufacturing facilities that refurbish and manufacture new equipment and parts and approximately 150 distribution service centers worldwide. We believe the capacity of our facilities is adequate to meet demand currently anticipated for 2002.

Item 3. Legal Proceedings

National Oilwell has various claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of these or any other pending legal and administrative proceedings and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such proceedings will not have a material adverse effect on our consolidated financial statements.

Item 4. Submission Of Matters To A Vote Of Security Holders

No matters were submitted to a vote of security holders during the quarter ended December 31, 2001.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market Information

National Oilwell common stock is listed on the New York Stock Exchange (ticker symbol: NOI). The following table sets forth the stock price range during the past three years:

	2001		2000		1999	
Quarter	High	Low	High	Low	High	Low
First	$ 40.50	$ 33.65	$ 31.38	$ 14.25	$ 13.69	$ 8.50
Second	39.55	26.80	32.89	22.94	14.13	10.00
Third	25.74	12.91	37.50	27.25	18.50	13.00
Fourth	20.86	13.85	39.19	28.25	16.50	12.00

As of March 22, 2002, there were 506 holders of record of National Oilwell common stock. Many stockholders choose to own shares through brokerage accounts and other intermediaries rather than as holders of record so the actual number is unknown but significantly higher. National Oilwell has never paid cash dividends, and none are anticipated during 2002.

Item 6. Selected Financial Data

Data for all periods shown below is restated to combine IRI International, Dupre' and Dreco results pursuant to pooling-of-interests accounting.

	Year Ended December 31,				
	2001	2000	1999	1998	1997 (1)
	(in thousands of U.S. dollars, except per share amounts)				
Operating Data:					
Revenues	$ 1,747,455	$ 1,149,920	$ 839,648	$ 1,449,248	$ 1,282,772
Operating income (2)	189,277	48,456	1,325	139,815	114,405
Income (loss) before taxes and extraordinary loss (3)	168,017	27,037	(14,859)	125,021	101,466
Income (loss) before extraordinary loss (3)	104,063	13,136	(9,385)	81,336	67,362
Net income (loss)	104,063	13,136	(9,385)	81,336	65,227
Income (loss) per share before extraordinary loss (3)					
Basic	1.29	0.17	(0.13)	1.19	1.01
Diluted	1.27	0.16	(0.13)	1.19	1.00
Net income (loss) per share					
Basic	1.29	0.17	(0.13)	1.19	0.98
Diluted	1.27	0.16	(0.13)	1.19	0.97
Other Data:					
Depreciation and amortization	38,873	35,034	25,541	20,518	21,194
Capital expenditures	27,358	24,561	17,547	39,246	40,538
Balance Sheet Data:					
Working capital	631,257	480,321	452,015	529,937	417,731
Total assets	1,471,696	1,278,894	1,005,715	1,091,028	844,674
Long-term debt, less current maturities	300,000	222,477	196,053	222,209	61,813
Stockholders' equity	867,540	767,206	596,375	603,568	482,614

(1) In order to conform Dreco's fiscal year end to match National Oilwell's year end, the results of operations for the month of June 1997 have been included directly in stockholders' equity. Dreco's revenues and net income were $13.4 million and $0.9 million for the month.

(2) In connection with the IRI International Corporation merger in 2000, we recorded charges of $14,500,000 related to direct merger costs, personnel reductions, and facility closures and inventory write-offs of $15,684,000 due to product line rationalization. A credit of $418,000 was also recorded in 2000 related to previous charges. In 1999, a $1,779,000 charge was recorded by IRI prior to the merger which related to personnel reductions resulting from consolidating our manufacturing operations. In 1998, a $17,023,000 charge was recorded related to personnel reductions and facility closures and a $5,600,000 charge related to the write-down of certain tubular inventories. In 1997, we recorded a $10,660,000 charge related to merger expenses incurred in connection with the combination with Dreco.

(3) National Oilwell recorded an extraordinary loss in 1997 of $2,135,000, net of income tax benefits, due to the write-off of deferred debt issuance costs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

National Oilwell is a worldwide leader in the design, manufacture and sale of drilling systems, drilling equipment and downhole products as well as the distribution to the oil and gas industry of maintenance, repair and operating products. Our revenues are directly related to the level of worldwide oil and gas drilling and production activities and the profitability and cash flow of oil and gas companies and drilling contractors, which in turn are affected by current and anticipated prices of oil and gas. Oil and gas prices have been volatile over the last ten years, ranging from $10 - $40 per barrel. Oil prices were low in 1998, generally ranging from $11 to $16 per barrel. In 1999, oil prices recovered to more normal historical levels, and were generally in the $25-$30 per barrel range during 2000. Prices once again declined in the second half of 2001, generally ranging between $18 and $22. Spot gas prices have also been volatile over the last ten years, ranging from less than $1.00 per mmbtu to above $10.00. Gas prices were moderate in 1998 and 1999, generally ranging from $1.80 to $2.50 per mmbtu. Gas prices strengthened throughout 2000, generally ranging from $4-$8 per mmbtu. Since the second quarter of 2001, gas prices have been under pressure again, and have generally ranged from $2.20 to $3.00 per mmbtu. We expect our revenues to increase if our customers gain confidence in sustained commodity prices and as their cash flows from operations improve. See "Risk Factors".

We conduct our operations through the following segments:

Products and Technology

The Products and Technology segment designs and manufactures a large line of proprietary products, including drawworks, mud pumps, top drives, automated pipe handling, electrical control systems and downhole motors and tools, as well as complete land drilling and well servicing rigs, and structural components such as cranes, masts, derricks and substructures for offshore rigs. A substantial installed base of these products results in a recurring replacement parts and maintenance business. Sales of new capital equipment can result in large fluctuations in volume between periods depending on the size and timing of the shipment of orders. In addition, the segment provides drilling pump expendable products for maintenance of National Oilwell's and other manufacturers' equipment.

Distribution Services

Distribution Services revenues result primarily from the sale of maintenance, repair and operating supplies ("MRO") from our network of distribution service centers. These products are purchased from numerous manufacturers and vendors, including our Products and Technology segment.

Results of Operations

Operating results by segment, which have been restated to reflect a business combination accounted for under the pooling-of-interests method during 2000, are as follows (in millions):

	Year Ended December 31,		
	2001	2000	1999
Revenues:			
Products and Technology	$ 1,120.9	$ 683.5	$ 460.0
Distribution Services	707.8	521.3	410.3
Eliminations	(81.3)	(54.8)	(30.7)
Total	$ 1,747.4	$ 1,150.0	$ 839.6
Operating Income:			
Products and Technology	$ 171.0	$ 61.0	$ 23.6
Distribution Services	28.5	12.9	(6.0)
Corporate	(10.2)	(11.3)	(14.5)
	189.3	62.6	3.1
Special Charge	-	14.1	1.8
Total	$ 189.3	$ 48.5	$ 1.3

Products and Technology

Revenues for the Products and Technology segment increased by $437.4 million (64 %) from 2000 as virtually all products experienced significant revenue growth. Capital equipment revenues were up $285 million, drilling spares up $35 million, expendable pumps and parts were higher by $47 million and downhole tools increased $75 million. As a result of this robust revenue growth, operating income in 2001 increased by $110.0 million from the prior year. Revenues from acquisitions completed in 2001 under the purchase method of accounting accounted for $34 million in incremental revenues.

Revenues for the Products and Technology segment increased by $223.5 million (49 %) from 1999 primarily due to increased sales of major capital equipment and drilling spares of $110 million, expendable pumps and pump parts of $35 million and downhole tools of $52 million. Operating income in 2000 increased by $37.4 million from the prior year due primarily to this substantial revenue increase. Revenues from acquisitions completed in 2000 under the purchase method of accounting accounted for $56 million in incremental revenues.

Backlog of the Products and Technology capital products was $385 million at December 31, 2001, $282 million at December 31, 2000 and $114 million at December 31, 1999. Substantially all of the current backlog is expected to be shipped by the end of 2002.

Distribution Services

Distribution Services revenues in 2001 increased $186.5 million from the 2000 level with all areas and products participating in the upswing that lasted until the middle of the 4th quarter 2001. U.S. revenues of maintenance, repair and operating ("MRO") supplies were up 44% while Canadian revenues were 13% higher than the prior year. Operating income in 2001 increased by $15.6 million from the prior year due to the higher revenue volume and cost efficiencies linked to the new global operating system. Revenues from acquisitions completed in 2001 under the purchase method of accounting accounted for $24 million in incremental revenues.

Distribution Services revenues in 2000 increased $111.0 million from the 1999 level, reflecting the enhanced drilling activity driven primarily by higher, more stable oil and gas prices. Revenues of maintenance, repair and operating ("MRO") supplies in the United States were 26% greater while Canadian revenues were 30% higher than the prior year. Operating income of $12.9 million in 2000 reflects an $18.9 million improvement from 1999. The margin increase resulting from the higher revenues and the absence of startup costs associated with the installation of a new operating system were the primary contributors to this significant improvement.

Corporate

Corporate charges represent the unallocated portion of centralized and executive management costs. Year 2001 costs of $10.2 million represents a 10% reduction from the prior year as various e-strategy and e-commerce initiatives became operational. A reduction of $3.2 million in 2000 as compared to 1999 reflects the elimination of the IRI corporate operations as a result of the merger. Year 2002 corporate charges are expected to approximate the year 2001 level.

Special Charges

During 2000, the Company recorded a special charge, net of a $0.4 million credit from previous special charges, of $14.1 million ($11.0 million after tax, or $0.14 per share) related to the merger with IRI International. Components of the charge were (in millions):

Direct transaction costs	$ 6.6
Severance	6.4
Facility closures	1.5
	14.5
Prior year reversal	(0.4)
	$14.1

The cash and non-cash elements of the charge approximate $13 million and $1.1 million, respectively. Approximately $11 million of the direct cash outlays were spent by the end of 2000, and essentially all of the remainder had been spent at December 31, 2001. Facility closure costs consist of lease cancellation costs and impairment of a closed manufacturing facility that is classified with "Property held for sale" on our balance sheet. All of this charge is applicable to the Products and Technology business segment.

During 1999 and prior to the merger with National Oilwell, a $1.8 million charge was recorded by IRI related to additional severance costs resulting from consolidating our manufacturing operations.

Interest Expense

Despite continual borrowing rate declines during 2001, interest expense increased approximately $5.5 million over 2000 due to our higher debt level to support the working capital associated with the robust business climate. In March 2001, we sold $150 million of 6 ½% unsecured senior notes which increased our total senior debt to $300 million. Year 2001 average monthly debt, including the senior notes, was $334 million or $118 million (54%) greater than the 2000 level.

Interest expense was greater in 2000 than the prior year due to an average borrowing rate increase of 0.25 basis points and a higher debt level throughout the year.

Income Taxes

National Oilwell is subject to U.S. federal, state and foreign taxes and recorded a combined tax rate of 38% in 2001, 51% in 2000 and 37% in 1999. The 2000 effective tax rate was impacted by certain transaction costs associated with the IRI merger and the inclusion of pre-merger IRI capital losses due to pooling-of-interests accounting that may not be deductible. Excluding the impact of merger-related costs and capital losses, our combined effective tax rate for 2000 was 36% compared to 43% in 1999.

We have net operating loss carryforwards in the United States, which expire at various dates through 2009, that could reduce future tax expense by up to $4.5 million. Additional loss carryforwards in Europe generally would reduce goodwill if realized in the future. Due to the uncertainty of future utilization, most of the potential benefits described above have been fully reserved. We realized a tax benefit of $0.9 million during 2001, 2000 and 1999 from its U.S. carryforwards.

Liquidity and Capital Resources

At December 31, 2001, National Oilwell had working capital of $631.3 million, an increase of $150.9 million from December 31, 2000. During 2001, accounts receivable and inventory increased by $87 million and $80 million, respectively. Current portion of long-term debt increased approximately $10 million due to the classification of our revolving credit agreement as a current liability due to its expiration in September 2002. We have entered negotiations to secure a revolving credit facility of a similar size prior to the expiration of the current facility.

Total capital expenditures were $27.4 million during 2001, $24.6 million in 2000 and $17.5 million in 1999. Additions and enhancements to the downhole rental tool fleet and information management and inventory control systems represent the majority of these capital expenditures. Capital expenditures are expected to approximate $30 million in 2002. We believe we have sufficient existing manufacturing capacity to meet currently anticipated demand through 2002 for our products and services.

In September 1997, we entered into a five-year unsecured $125 million revolving credit facility. The credit facility is available for acquisitions and general corporate purposes. The credit facility provides for interest at prime or LIBOR plus 0.5 %, subject to downward adjustment based on our Capitalization Ratio, as defined. It also contains financial covenants and ratios regarding minimum tangible net worth, maximum debt to capital and minimum interest coverage. We have not violated any financial covenants during the term of this credit facility.

We believe cash generated from operations and amounts available under the credit facility and from other sources of debt will be sufficient to fund operations, working capital needs, capital expenditure requirements and financing obligations. We also believe any significant increase in capital expenditures caused by any need to increase manufacturing capacity can be funded from operations or through debt financing.

We have not entered into any transactions, arrangements, or relationships with unconsolidated entities or other persons which would materially affect liquidity, or the availability of or requirements for capital resources. A summary of our outstanding contractual obligations and other commercial commitments at December 31, 2001 is as follows (in thousands):

			Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long Term Debt	$ 310,213	$ 10,213	$ 150,000	$ -	$ 150,000
Operating Leases	47,418	14,265	25,748	5,950	1,455
Total contractual obligations	$ 357,631	$ 24,478	$ 175,748	$ 5,950	$ 151,455

			Amount of Commitment Expiration per Period		
Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Line of Credit	$ 125,000	$ 125,000	-	-	-
Standby Letters of Credit	$ 23,152	20,663	2,489	-	-
Total commercial commitments	$ 148,152	$ 145,663	$ 2,489	$ -	$ -

We intend to pursue additional acquisition candidates, but the timing, size or success of any acquisition effort and the related potential capital commitments cannot be predicted. We expect to fund future cash acquisitions primarily with cash flow from operations and borrowings, including the unborrowed portion of the credit facility or new debt issuances, but may also issue additional equity either directly or in connection with acquisitions. There can be no assurance that acquisition funds will be available at terms acceptable to us.

Inflation has not had a significant impact on National Oilwell's operating results or financial condition in recent years.

Market Risk Disclosure

We are subject to market risk exposure related to changes in interest rates on our credit facility which is comprised of revolving credit notes in the United States and Canada. A portion of the borrowings are denominated in Canadian funds which could expose us to market risk with exchange rate movements, although such is mitigated by our substantial operations in Canada. These instruments carry interest at a pre-agreed upon percentage point spread from either the prime interest rate or LIBOR. Under our credit facility, we may, at our option, fix the interest rate for certain borrowings based on a spread over LIBOR for 30 days to 6 months. At December 31, 2001 and December 31, 2000, we had $10.2 million and $72.5 million outstanding under our credit facilities. Based on these balances, an immediate change of one percent in the interest rate would cause a change in annual interest expense of approximately $0.1 million in 2001and $0.7 million in 2000. Our objective in maintaining a portion of our debt in variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our estimation process generally relates to potential bad debts, obsolete and slow moving inventory, value of intangible assets, and deferred income tax accounting. Note 3 to the consolidated financial statements contains the accounting policies governing each of these matters. Our estimates are based on historical experience and on our future expectations that we believe to be reasonable under the circumstances. The combination of these factors result in the amounts shown as carrying values of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from our current estimates and those differences may be material.

We believe the following accounting policies are the most critical in the preparation of our consolidated financial statements:

We maintain an allowance for doubtful accounts for accounts receivables by providing for specifically identified accounts where collectibility is doubtful and a general allowance based on the aging of the receivables compared to past experience and current trends. A majority of our revenues come from drilling contractors, independent oil companies, international oil companies and government-owned or government-controlled oil companies, and we have receivables, some denominated in local currency, in many foreign countries. If, due to changes in worldwide oil and gas drilling activity or changes in economic conditions in certain foreign countries, our customers were unable to repay these receivables, additional allowances would be required.

Reserves for inventory obsolescence are determined based on our historical usage of inventory on-hand as well as our future expectations related to our substantial installed base and the development of new products. The amount reserved is the recorded cost of the inventory minus its estimated realizable value. Changes in worldwide oil and gas drilling activity and the development of new technologies associated with the drilling industry could require additional allowances to reduce the value of inventory to the lower of its cost or net realizable value.

Business acquisitions are accounted for using the purchase method of accounting. The cost of the acquired company is allocated to identifiable tangible and intangible assets based on estimated fair value, with the excess allocated to goodwill. The determination of impairment on long-lived assets, including goodwill, is conducted as indicators of impairment are present. If such indicators were present, the determination of the amount of impairment would be based on our judgments as to the future operating cash flows to be generated from these assets throughout their estimated useful lives. Our industry is highly cyclical and our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have a significant impact on the carrying value of these assets. In periods of prolonged down cycles, impairment charges may result.

Our net deferred tax assets and liabilities are recorded at the amount that is more likely than not to be realized or paid. Should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax assets would be charged to income in the period of such determination.

Subsequent Event

On January 10, 2002, we completed the acquisition of the assets and business of HAL Oilfield Pump & Equipment Company for approximately $16 million. This business, which designs, manufactures and distributes centrifugal pumps, pump packages and expendable parts, is complementary to our Mission pump product line. The acquisition was accounted for as a purchase with goodwill approximating $10 million.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives. In addition, accounting for acquisitions under the pooling-of-interests method is no longer permitted. We will adopt the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the statement for 2001 would have resulted in an increase in net income of $11 million ($0.13 per diluted share). Pursuant to SFAS 142, we will test goodwill for impairment upon adoption and, if impairment is indicated, record such impairment as a cumulative effect of an accounting change. We are currently evaluating the effect that the adoption may have on our consolidated results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30, *Reporting the Results of Extraordinary, Unusual, and Infrequently Occurring Events and Transactions*. This statement retains the fundamental provisions of SFAS No. 121 and the basic requirements of APB No. 30; however, it establishes a single accounting model to be used for long-lived assets to be disposed of by sale and it expands the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not anticipate that the statement will have a material impact on our financial position or results of operations.

Forward–Looking Statements

Some of the information in this document contains, or has incorporated by reference, forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate," and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from results anticipated in the forward-looking statements due to a number of factors, including changes in oil and gas prices, customer demand for our products and worldwide economic activity. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We disclaim any obligation or intent to update any such factors or forward-looking statement to reflect future events or developments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Incorporated by reference to Item 7 above, "Market Risk Disclosure."

Item 8. Financial Statement and Supplementary Data

Attached hereto and a part of this report are financial statements and supplementary data listed in Item 14.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Part III

Item 10. Directors and Executive Officers of the Registrant

Incorporated by reference to the definitive Proxy Statement for the 2002 Annual Meeting of Stockholders.

Item 11. Executive Compensation

Incorporated by reference to the definitive Proxy Statement for the 2002 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Incorporated by reference to the definitive Proxy Statement for the 2002 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions

Incorporated by reference to the definitive Proxy Statement for the 2002 Annual Meeting of Stockholders.

Part IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 10-K

a) Financial Statements and Exhibits

1. Financial Statements
The following financial statements are presented in response to Part II, Item 8:

2. Financial Statement Schedules

All schedules are omitted because they are not applicable, not required or the information is included in the financial statements or notes thereto.

3. Exhibits

3.1 Amended and Restated Certificate of Incorporation of National-Oilwell, Inc. (Exhibit 3.1) (5)

3.2 By-laws of National-Oilwell, Inc. (Exhibit 3.2) (1)

10.1 Employment Agreement dated as of January 1, 2002 between Merrill A. Miller, Jr. and National Oilwell, with a similar agreement with Steven W. Krablin

10.2 Employment Agreement dated as of January 1, 2002 between Dwight W. Rettig and National Oilwell, with similar agreements with Robert L. Bloom, Kevin Neveu, Mark A. Reese and Robert R. Workman

10.3 Employment Agreement dated as of June 28, 2000 between Gary W. Stratulate and IRI International, Inc., which has now merged into National Oilwell

10.4 Amended and Restated Stock Award and Long-Term Incentive Plan (Exhibit 10.6) (2)*

10.5 Loan Agreement dated September 25, 1997 (Exhibit 10.1) (4)

10.6 Amendment to Loan Agreement dated as of December 31, 1999 (Exhibit 10.9) (6)

10.7 Employment Agreement dated as of March 1, 2000 between Jon Gjedebo and a National Oilwell subsidiary (Exhibit 10.8) (3)

10.8 Non-competition Agreement dated as of June 28, 2000 between Hushang Ansary and National Oilwell (Exhibit 10.9) (3)

21.1 Subsidiaries of the Company

23.1 Consent of Ernst & Young LLP

23.2 Consent of KPMG LLP

24.1 Power of Attorney (included on signature page hereto)

b) Reports on Form 8-K

No reports on Form 8-K were filed during the quarter ended December 31, 2001.

---

* Compensatory plan or arrangement for management or others

(1) Filed as an Exhibit to Registration Statement No. 333-11051 on Form S-1, as amended, initially filed on August 29, 1996.

(2) Filed with the Proxy Statement for the 1999 Annual Meeting of Stockholders, filed on May 12, 1999.

(3) Filed as an Exhibit to our Annual Report on Form 10-K filed on March 1, 2001.

(4) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on November 7, 1997.

(5) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on August 11, 2000.

(6) Filed as an Exhibit to our Quarterly Report on Form 10-Q filed on March 16, 2000.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL-OILWELL, INC.

Date: March 27, 2002

By: /s/ *Steven W. Krablin*
Steven W. Krablin
Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Each person whose signature appears below in so signing, constitutes and appoints Steven W. Krablin and M. Gay Mather, and each of them acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this report, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ *Merrill A. Miller, Jr.* Merrill A. Miller, Jr.	President and Chief Executive Officer (Principal Executive Officer)	March 27, 2002
/s/ *Steven W. Krablin* Steven W. Krablin	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 27, 2002
/s/ *Joel V. Staff* Joel V. Staff	Chairman of the Board	March 27, 2002
/s/ *Hushang Ansary* Hushang Ansary	Director	March 27, 2002
/s/ *W. McComb Dunwoody* W. McComb Dunwoody	Director	March 27, 2002
/s/ *Jon Gjedebo* Jon Gjedebo	Director	March 27, 2002
/s/ *Ben A. Guill* Ben A. Guill	Director	March 27, 2002
/s/ *Roger L. Jarvis* Roger L. Jarvis	Director	March 27, 2002
/s/ *William E. Macaulay* William E. Macaulay	Director	March 27, 2002
/s/ *Frederick W. Pheasey* Frederick W. Pheasey	Director	March 27, 2002

REPORTS OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
National-Oilwell, Inc.

We have audited the accompanying consolidated balance sheets of National-Oilwell, Inc., as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit, in 1999, the financial statements of IRI International Corporation, a wholly-owned subsidiary, which statements reflect revenues of $92,190,000 for the year ended December 31, 1999. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for IRI International Corporation, is based solely upon the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National-Oilwell, Inc., at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Houston, Texas
February 8, 2002

To the Shareholders and Board of Directors
of IRI International Corporation:

We have audited the consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows of IRI International Corporation and Subsidiaries for the year ended December 31,1999. (not presented separately herein) These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of IRI International Corporation and Subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Houston, Texas
March 8, 2000

NATIONAL-OILWELL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 43,220	$ 42,459
Receivables, less allowance of $9,094 and $5,885	382,153	295,163
Inventories	455,934	375,734
Deferred income taxes	16,825	17,105
Prepaid and other current assets	10,434	12,642
Total current assets	908,566	743,103
Property, plant and equipment, net	168,951	173,646
Deferred income taxes	16,663	19,919
Goodwill, net	352,094	329,340
Property held for sale	12,144	8,271
Other assets	13,278	4,615
	$ 1,471,696	$ 1,278,894
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	10,213	-
Accounts payable	161,277	165,801
Customer prepayments	9,843	19,371
Accrued compensation	23,661	10,996
Other accrued liabilities	72,315	66,614
Total current liabilities	277,309	262,782
Long-term debt	300,000	222,477
Deferred income taxes	20,380	16,030
Other liabilities	6,467	10,399
Total liabilities	604,156	511,688
Commitments and contingencies		
Stockholders' equity:		
Common stock - par value $.01; 80,902,882 and 80,508,535 shares issued and outstanding at December 31, 2001 and December 31, 2000	809	805
Additional paid-in capital	592,507	583,225
Accumulated other comprehensive loss	(34,873)	(21,858)
Retained earnings	309,097	205,034
	867,540	767,206
	$ 1,471,696	$ 1,278,894

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2001	2000	1999
Revenues	$ 1,747,455	$ 1,149,920	$ 839,648
Cost of revenues:			
Cost of products and services sold	1,319,621	884,774	686,510
Merger related inventory write-offs	-	15,684	-
Gross profit	427,834	249,462	153,138
Selling, general, and administrative	238,557	186,924	150,034
Special charge	-	14,082	1,779
Operating income	189,277	48,456	1,325
Interest and financial costs	(24,929)	(19,069)	(15,872)
Interest income	1,775	2,908	2,276
Other income (expense), net	1,894	(5,258)	(2,588)
Income (loss) before income taxes	168,017	27,037	(14,859)
Provision/(benefit) for income taxes	63,954	13,901	(5,474)
Net income (loss)	$ 104,063	$ 13,136	$ (9,385)
Net income (loss) per share:			
Basic	$ 1.29	$ 0.17	$ (0.13)
Diluted	$ 1.27	$ 0.16	$ (0.13)
Weighted average shares outstanding:			
Basic	80,813	79,325	71,672
Diluted	81,733	80,760	71,672

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flow from operating activities:			
Net income (loss)	$ 104,063	$ 13,136	$ (9,385)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization	38,873	35,034	25,541
Provision for losses on receivables	3,897	1,589	3,055
Provision for deferred income taxes	7,847	(5,881)	2,528
Gain on sale of assets	(2,878)	(3,522)	(2,939)
Foreign currency transaction (gain) loss	573	(1,397)	464
Special charge	-	14,082	1,779
Merger related inventory write-offs	-	15,684	-
Changes in assets and liabilities, net of acquisitions:			
Marketable securities	-	14,686	(11,686)
Receivables	(74,700)	(65,619)	131,962
Inventories	(71,906)	(27,219)	10,616
Income taxes receivable	-	12,888	(2,717)
Prepaid and other current assets	2,411	(4,802)	3,309
Accounts payable	(23,357)	47,345	(46,003)
Other assets/liabilities, net	(20,199)	(19,391)	(21,971)
Net cash provided (used) by operating activities	(35,376)	26,613	84,553
Cash flow from investing activities:			
Purchases of property, plant and equipment	(27,358)	(24,561)	(17,547)
Proceeds from sale of assets	7,927	8,227	6,280
Proceeds from product line dispositions	-	-	26,599
Businesses acquired and investments in joint ventures, net of cash	(38,517)	(48,208)	(67,029)
Net cash used by investing activities	(57,948)	(64,542)	(51,697)
Cash flow from financing activities:			
Borrowings (payments) on line of credit	(60,226)	19,174	(33,597)
Net proceeds from issuance of long-term debt	146,631	-	-
Proceeds from stock options exercised	9,286	14,247	164
Other	-	(662)	(959)
Net cash provided (used) by financing activities	95,691	32,759	(34,392)
Effect of exchange rate losses on cash	(1,606)	(462)	189
Increase (decrease) in cash and equivalents	761	(5,632)	(1,347)
Cash and cash equivalents, beginning of year	42,459	48,091	49,438
Cash and cash equivalents, end of year	$ 43,220	$ 42,459	$ 48,091
Supplemental disclosures of cash flow information:			
Cash payments during the period for:			
Interest	$ 20,772	$ 16,807	$ 16,899
Income taxes	26,775	7,333	11,558

The accompanying notes are an integral part of these statements.

NATIONAL-OILWELL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at December 31, 1998	$ 714	$ 417,067	$ (15,783)	$ 201,655	$ 603,653
Net income				(9,385)	(9,385)
Currency translation adjustments			1,332		1,332
Marketable securities valuation adjustment			540		540
Change in minimum pension liability			1,988		1,988
Comprehensive loss					(5,525)
Stock options exercised	3	165			168
Tax benefit of options exercised		217			217
Reversal of 1997 option tax benefits		(1,736)			(1,736)
Other		(12)		(390)	(402)
Balance at December 31, 1999	$ 717	$ 415,701	$ (11,923)	$ 191,880	$ 596,375
Net income				13,136	13,136
Currency translation adjustments			(10,684)		(10,684)
Marketable securities valuation adjustment			749		749
Comprehensive income					3,201
Stock issued for acquisition	79	153,948			154,027
Stock options exercised	9	8,580			8,589
Tax benefit of options exercised		4,901			4,901
Other		95		18	113
Balance at December 31, 2000	$ 805	$ 583,225	$ (21,858)	$ 205,034	$ 767,206
Net income				104,063	104,063
Currency translation adjustments			(11,569)		(11,569)
Marketable securities valuation adjustment			(1,446)		(1,446)
Comprehensive income					91,048
Stock options exercised	4	6,934			6,938
Tax benefit of options exercised		2,348			2,348
Balance at December 31, 2001	$ 809	$ 592,507	$ (34,873)	$ 309,097	$ 867,540

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Information concerning common stock and per share data assumes the exchange of all Exchangeable Shares issued in connection with the combination with Dreco Energy Services Ltd. effective September 25, 1997. Each Exchangeable Share is intended to have substantially identical economic and legal rights as, and are expected to be exchanged during 2002 on a one-for-one basis for, a share of National Oilwell common stock. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Acquisitions

Year 2001

We made nine acquisitions in 2001, ranging in value from $600,000 to a high of $16.5 million, for a total cash outlay of $51.5 million. All of these acquisitions were accounted for under the purchase method of accounting and generated approximately $30 million in goodwill. Two of the larger acquisitions, Integrated Power Systems and Maritime Hydraulics (Canada) Ltd., were acquired in early January 2001 and their financial results were included in our consolidated financial results for substantially the entire year. Pro-forma information related to acquisitions has not been provided as such amounts are not material individually or in the aggregate.

Year 2000

In February 2000, the merger with Hitec ASA was completed for approximately $158 million as we issued 7.9 million shares of common stock. This transaction was accounted for as a purchase effective February 1, 2000 and generated goodwill of approximately $150 million.

In June 2000, IRI International Corporation was merged with the Company and accounted for as a pooling-of-interests. We issued 13.5 million shares of common stock valued at approximately $447 million. All prior periods have been restated.

Revenues, net income before special charges, and net income of the separate companies for the periods preceding the merger were as follows (in thousands):

	Six Months Ended June 30, 2000		Year Ended December 31, 1999	
Revenues:				
National-Oilwell	$	461,925	$	745,215
IRI International		72,271		94,433
	$	534,196	$	839,648
Net income (loss) before special charges:				
National-Oilwell	$	8,048	$	1,520
IRI International		(2,724)		(9,891)
	$	5,324	$	(8,371)
Net income (loss):				
National-Oilwell	$	(2,256)	$	1,520
IRI International		(2,724)		(10,905)
	$	(4,980)	$	(9,385)

There were no material transactions between the Company and IRI prior to the merger. The effects of conforming IRI's accounting policies to those of the Company were not material. Certain reclassifications were made to IRI's historical amounts to conform with the Company's presentation.

During 2000 we also acquired four other businesses for approximately $48 million in cash. The purchase method of accounting was used to account for these acquisitions and generated approximately $9 million in goodwill. Pro-forma information has not been provided as such amounts are not material.

Year 1999

During 1999 we made three acquisitions valued at approximately $92 million. The purchase method of accounting was used to record two acquisitions and the other acquisition was recorded under the pooling-of-interests accounting method. Pro-forma information related to acquisitions has not been provided as such amounts are not material individually or in the aggregate.

Subsequent Event

On January 10, 2002, we completed the acquisition of the assets and business of HAL Oilfield Pump & Equipment Company for approximately $16 million. This business, which designs, manufactures and distributes centrifugal pumps, pump packages and expendable parts, is complementary to our Mission pump product line. The acquisition was accounted for as a purchase with goodwill approximating $10 million.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of National Oilwell and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, receivables, payables and debt instruments. Cash equivalents include only those investments having a maturity of three months or less at the time of purchase. The carrying values of these financial instruments approximate their respective fair values.

Inventories

Inventories consist of oilfield products, manufactured equipment, manufactured specialized drilling products and downhole motors and spare parts for manufactured equipment and drilling products. Inventories are stated at the lower of cost or market using the first-in, first-out or average cost methods.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for major improvements that extend the lives of property and equipment are capitalized while minor replacements, maintenance and repairs are charged to operations as incurred. Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in operations. Depreciation is provided using the straight-line method or declining balance method over the estimated useful lives of individual items.

Investments in Affiliates

During 2001 we formed a joint venture with Lanzhou Petroleum & Chemical Machinery Equipment & Engineering Group Corporation, a major manufacturer of drilling equipment located in the People's Republic of China. We made an initial capital contribution of $6.7 million to acquire a 60% ownership in the joint venture. Due to substantive participating rights retained by the minority partner and foreign exchange restriction concerns, we use the equity method to account for this investment. The investment totaled $7.3 million at December 31, 2001.

Intangible Assets

Deferred financing costs are amortized on a straight-line basis over the life of the related debt security and accumulated amortization was $1,366,000 and $873,000 at December 31, 2001 and 2000, respectively. Through December 31, 2001, goodwill was amortized on a straight-line basis over its estimated life of 10-40 years. Accumulated amortization at December 31, 2001 and 2000 was $31,612,000 and $19,559,000. On an annual basis, the Company estimates the future estimated discounted cash flows of the business to which goodwill relates in order to determine that the carrying value of the goodwill has not been impaired.

Foreign Currency

The functional currency for National Oilwell's Canadian, United Kingdom, Netherlands, German and Australian operations is the local currency. The cumulative effects of translating the balance sheet accounts from the functional currency into the U.S. dollar at current exchange rates are included in accumulated other comprehensive income. The U.S. dollar is used as the functional currency for the Singapore and Venezuelan operations. Accordingly, certain assets are translated at historical exchange rates and all translation adjustments are included in income. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income.

Revenue Recognition

Revenue from the sale and rental of products and delivery of services is recognized upon passage of title, incurrance of rental charges or delivery of services to the customer. Revenue is recognized on certain significant contracts in the Products and Technology segment using the percentage of completion method based on the percentage of total costs incurred to total costs expected. Provision for estimated losses, if any, is made in the period such losses are estimable.

Income Taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Concentration of Credit Risk

National Oilwell grants credit to its customers, which operate primarily in the oil and gas industry. National Oilwell performs periodic credit evaluations of its customers' financial condition and generally does not require collateral, but may require letters of credit for certain international sales. Reserves are maintained for potential credit losses and such credit losses have historically been within management's expectations.

Stock-Based Compensation

National Oilwell uses the intrinsic value method in accounting for its stock-based employee compensation plans.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives. In addition, accounting for acquisitions under the pooling-of-interests method is no longer permitted. We will adopt the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the statement for 2001 would have resulted in an increase in net income of $11 million ($0.13 per diluted share). Pursuant to SFAS 142, we will test goodwill for impairment upon adoption and, if impairment is indicated, record such impairment as a cumulative effect of an accounting change. We are currently evaluating the effect that the adoption may have on our consolidated results of operation and financial position.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30, *Reporting the Results of Extraordinary, Unusual, and Infrequently Occurring Events and Transactions*. This statement retains the fundamental provisions of SFAS No. 121 and the basic requirements of APB No. 30; however, it establishes a single accounting model to be used for long-lived assets to be disposed of by sale and it expands the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not anticipate that the statement will have a material impact on our financial position or results of operations.

Net Income Per Share

The following table sets forth the computation of weighted average basic and diluted shares outstanding (in thousands):

	Year Ended December 31,		
	2001	**2000**	**1999**
Denominator for basic earnings per share - weighted average shares	80,813	79,325	71,672
Effect of dilutive securities:			
Employee stock options	920	1,435	-
Denominator for diluted earenings per share - adjusted weighted average shares and assumed conversions	81,733	80,760	71,672

4. **Inventories**

Inventories consist of (in thousands):

	December 31, 2001	December 31, 2000
Raw materials and supplies	$ 39,272	$ 32,306
Work in process	101,376	63,758
Finished goods and purchased products	315,286	279,670
Total	$ 455,934	$ 375,734

5. Property, Plant and Equipment

Property, plant and equipment consists of (in thousands):

	Estimated Useful Lives	December 31, 2001	December 31, 2000
Land and improvements	2-20 Years	$ 9,557	$ 11,109
Buildings and improvements	5-31 Years	53,268	55,640
Machinery and equipment	5-12 Years	89,268	87,794
Computer and office equipment	3-10 Years	73,322	67,302
Rental equipment	1-7 Years	63,971	63,315
		289,386	285,160
Less accumulated depreciation		(120,435)	(111,514)
		$ 168,951	$ 173,646

6. Long-Term Debt

Long-term debt consists of (in thousands):

	December 31, 2001	December 31, 2000
Revolving credit facilities	$ 10,213	$ 72,477
6 7/8 % senior notes	150,000	150,000
6 1/2 % senior notes	150,000	-
	310,213	222,477
Less current portion	10,213	-
	$ 300,000	$ 222,477

In March 2001, we sold $150 million of 6 ½ % unsecured senior notes due March 15, 2011. Proceeds were used to repay indebtedness under our existing revolving credit facility and to fund working capital needs. Interest is payable on March 15 and September 15 of each year.

In June 1998, we sold $150 million of 6 7/8 % unsecured senior notes due July 1, 2005. Interest is payable on January 1 and July 1 of each year.

In 1997, National Oilwell entered into a five-year unsecured $125 million revolving credit facility. The credit facility is available for acquisitions and general corporate purposes and provides up to $50 million for letters of credit, of which $20.7 million were outstanding at December 31, 2001. The credit facility provides for interest at prime or LIBOR plus 0.5% (4.75% and 2.94% at December 31, 2001) subject to adjustment based on National Oilwell's Capitalization Ratio, as defined. Current portion of long-term debt increased $10.2 million due to the classification of our revolving credit facility as a current liability due to its expiration in September 2002. We have entered negotiations to secure a revolving credit facility of a similar size prior to the expiration of the current facility.

The senior notes contain reporting covenants and the credit facility contains financial covenants and ratios regarding minimum tangible net worth, maximum debt to capital and minimum interest coverage. At December 31, 2001, the Company was in compliance with all covenants governing these facilities.

National Oilwell also has additional credit facilities totaling $50.4 million used primarily for letters of credit, of which $2.5 million were outstanding at December 31, 2001.

7. Pension Plans

National Oilwell and its consolidated subsidiaries have pension plans covering substantially all of its employees. Defined-contribution pension plans cover most of the U.S. and Canadian employees and are based on years of service, a percentage of current earnings and matching of employee contributions. For the years ended December 31, 2001, 2000 and 1999, pension expense for defined-contribution plans was $6.0 million, $4.2 million and $3.8 million, and all funding is current.

Certain retired or terminated employees of predecessor or acquired companies also participate in defined benefit plans in the United States which have been retained by National Oilwell subsidiaries but which no longer accrue benefits. Active employees are ineligible to participate in any of these defined benefit plans. In addition, approximately 168 U.S. retirees and spouses participate in defined benefit health care plans of predecessor or acquired companies that provide postretirement medical and life insurance benefits.

The change in benefit obligation, plan assets and the funded status of defined pension and postretirement plans in the United States follows:

	Pension benefits		Postretirement benefits	
At year end *(in thousands)*	2001	2000	2001	2000
Benefit obligation at beginning of year	$ 15,695	$ 15,293	$ 3,107	$ 3,122
Service cost	-	108	21	16
Interest cost	1,194	1,186	506	232
Actuarial (gain) loss	1,199	726	4,079	17
Benefits paid	(1,020)	(1,618)	(503)	(321)
Retiree contributions	-	-	-	35
Other	279	-	206	6
Benefit obligation at end of year	$ 17,347	$ 15,695	$ 7,416	$ 3,107
Fair value of plan assets at beginning of year	$ 14,494	$ 16,091	$ -	$ -
Actual return	(2,454)	(508)	-	-
Benefits paid	(1,020)	(1,618)	(503)	(321)
Contributions	351	529	503	321
Other	600	-	-	-
Fair value of plan assets at end of year	$ 11,971	$ 14,494	-	-
Funded status	$ (5,376)	$ (1,202)	(7,416)	(3,107)
Unrecognized actuarial net loss/ (gain)	5,724	1,256	3,389	(551)
Prior service costs not yet recognized		-	257	90
Prepaid (accrued) benefit cost	$ 348	$ 54	(3,770)	(3,568)

Significant assumptions used for the plans follow:

For the year	Pension benefits 2001	2000	1999	Postretirement benefits 2001	2000	1999
Weighted average assumptions:						
Discount rate	6.9%	7.6%	8.0%	6.9%	7.6%	7.3%
Expected long-term rate of return	8.0%	8.0%	8.0%	n/a	n/a	n/a
Rate of compensation increase	n/a	n/a	n/a	n/a	n/a	n/a

A 17% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001, decreasing by approximately 3% points per year to 5.5% in 2006, with 5.5% increases per year thereafter.

Net periodic benefit cost (credit):

For the year *(in thousands)*	Pension benefits 2001	2000	1999	Postretirement benefits 2001	2000	1999
Service cost - benefits earned during the period	$ -	$ 108	$ 134	$ 21	$ 16	$ 22
Interest cost on projected benefit obligation	1,194	1,186	907	506	232	218
Expected return on plan assets	(1,183)	(1,280)	(944)	-	-	-
Net amortization and deferral	46	(8)	64	178	(13)	(4)
Net periodic benefit cost (credit)	$ 57	$ 6	$ 161	$ 705	$ 235	$ 236

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefits. A one percentage point change in assumed health care cost trend rates would have the following effects:

(in thousands)	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components in 2001	$43	($37)
Effect on postretirement benefit obligation at year-end 2001	$ 678	$ (577)

Our subsidiaries in the United Kingdom have a defined benefit pension plan whose participants are primarily retired and terminated employees who are no longer accruing benefits. The pension plan assets are invested primarily in equity securities, United Kingdom government securities, overseas bonds and cash deposits. At December 31, 2001, the plan assets at fair market value were $39.2 million and the projected benefit obligation was $32.3 million.

8. Accumulated Other Comprehensive Income / (Loss)

The components of other comprehensive loss are as follows (in thousands):

	Change in Minimum Pension Liability	Cumulative Currency Translation Adjustment	Cumulative Marketable Securities Valuation Adjustment	Total
Balance at December 31, 1998	$ (1,988)	$ (13,971)	$ 176	$ (15,783)
Currency translation adjustments		1,332		1,332
Unrealized gain on marketable securities, net of deferred taxes of ($275)			540	540
Change in pension liability	1,988			1,988
Balance at December 31, 1999	-	(12,639)	716	(11,923)
Currency translation adjustments		(10,684)		(10,684)
Unrealized gain on marketable securities, net of deferred taxes of ($387)			749	749
Balance at December 31, 2000	-	(23,323)	1,465	(21,858)
Currency translation adjustments		(11,569)		(11,569)
Realized gain on marketable securities, net of deferred taxes of $745			(1,446)	(1,446)
Balance at December 31, 2001	$ -	$ (34,892)	$ 19	$ (34,873)

9. Commitments and Contingencies

National Oilwell leases land, buildings and storage facilities, vehicles and data processing equipment and software under operating leases expiring in various years through 2009. Rent expense for the years ended December 31, 2001, 2000 and 1999 was $19.0 million, $12.6 million and $14.3 million. Our minimum rental commitments for operating leases at December 31, 2001, excluding future payments applicable to facilities closed as part of the 1998 and 2000 Special Charge, were as follows: 2002 - $14.3 million; 2003 - $12.0 million; 2004 - $8.2 million; 2005 - $5.5 million; 2006 - $4.5 million and subsequent to 2006 - $2.9 million.

National Oilwell is involved in various claims, regulatory agency audits and pending or threatened legal actions involving a variety of matters. The total liability on these matters at December 31, 2001 cannot be determined; however, in the opinion of management, any ultimate liability, to the extent not otherwise provided for, should not materially affect our financial position, liquidity or results of operations.

Our business is affected both directly and indirectly by governmental laws and regulations relating to the oilfield service industry in general, as well as by environmental and safety regulations that specifically apply to our business. Although National Oilwell has not incurred material costs in connection with its compliance with such laws, there can be no assurance that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder could not result in additional, presently unquantifiable costs or liabilities to National Oilwell.

10. Common Stock

National Oilwell has authorized 150 million shares of $.01 par value common stock. We also have authorized 10 million shares of $.01 par value preferred stock, none of which is issued or outstanding.

Under the terms of National Oilwell's Stock Award and Long-Term Incentive Plan, as amended, 4.5 million shares of common stock are authorized for the grant of options to officers, key employees, non-employee directors and other persons. Options granted under our stock option plan generally vest over a three-year period starting one year from the date of grant and expire five or ten years from the date of grant. The purchase price of options granted may not be less than the market price of National Oilwell common stock on the date of grant. At December 31, 2001, approximately 1.2 million shares were available for future grants.

We also have inactive stock option plans that were acquired in connection with the acquisitions of Dreco Energy Services, Ltd. in 1997, and of Hitec ASA and IRI International Corporation in 2000. We converted the outstanding stock options under these plans to options to acquire our common stock and no further options are being issued under these plans. Stock option information summarized below includes amounts for the National Oilwell Stock Award and Long-Term Incentive Plan and stock plans of acquired companies.

Options outstanding at December 31, 2001 under the stock option plans have exercise prices between $5.62 and $40.50 per share, and expire at various dates from March 21, 2002 to February 14, 2011. The weighted average exercise price on the 3,094,160 outstanding options at December 31, 2001 is $22.95.

The following summarizes option activity:

		Weighted Average Share Price	Total Options
Options outstanding:			
Balance at December 31, 1998	$	21.74	904,511
Granted		10.43	1,357,255
Cancelled		20.73	(194,656)
Exercised		6.85	(25,906)
Balance at December 31, 1999	$	14.59	2,041,204
Granted		23.56	758,961
Options from Acquisitions		10.52	1,006,342
Cancelled		14.10	(86,425)
Exercised		11.80	(927,497)
Balance at December 31, 2000	$	16.50	2,792,585
Granted		40.50	911,626
Cancelled		25.47	(218,086)
Exercised		16.39	(391,965)
Balance at December 31, 2001	$	22.95	3,094,160
Options exercisable:			
Exercisable at December 31, 1998	$	13.97	114,206
Vested		15.39	329,234
Cancelled		21.61	(37,073)
Exercised		6.85	(25,906)
Exercisable at December 31, 1999	$	15.31	380,461
Vested		12.21	1,697,123
Cancelled		10.12	(52,760)
Exercised		11.80	(927,497)
Exercisable at December 31, 2000	$	13.73	1,097,327
Vested		18.89	783,342
Cancelled		22.74	(13,871)
Exercised		16.39	(391,965)
Exercisable at December 31, 2001	$	15.68	1,474,833

The weighted average fair value of options granted during 2001, 2000 and 1999 was approximately $22.04, $15.70, and $7.71 per share, respectively, as determined using the Black-Scholes option-pricing model. Assuming that National Oilwell had accounted for its stock-based compensation using the alternative fair value method of accounting under FAS No. 123 and amortized the fair value to expense over the option's vesting period, diluted earnings per share would have been affected by $0.12, $0.09, and $0.07 for 2001, 2000 and 1999, respectively, from the amounts reported. These pro forma results may not be indicative of future effects.

The Company evaluates annually the grant of options to eligible participants and in January 2002, 972,500 options to purchase shares of common stock were granted at an exercise price of $18.53, the fair value of the common stock at the date of grant.

11. Income Taxes

The domestic and foreign components of income before income taxes were as follows (in thousands):

	December 31, 2001	December 31, 2000	December 31, 1999
Domestic	$ 101,700	$ (10,555)	$ (28,549)
Foreign	66,317	37,592	13,690
	$ 168,017	$ 27,037	$ (14,859)

The components of the provision (benefit) for income taxes consisted of (in thousands):

	December 31, 2001	December 31, 2000	December 31, 1999
Current:			
Federal	$ 32,222	$ 5,401	$ (11,777)
State	581	123	(745)
Foreign	23,304	14,258	4,520
	56,107	19,782	(8,002)
Deferred:			
Federal	4,925	(6,757)	1,028
State	391	(507)	572
Foreign	2,531	1,383	928
	7,847	(5,881)	2,528
	$ 63,954	$ 13,901	$ (5,474)

The difference between the effective tax rate reflected in the provision for income taxes and the U.S. federal statutory rate was as follows (in thousands):

	December 31, 2001	December 31, 2000	December 31, 1999
Federal income tax at statutory rate	$ 58,806	$ 9,462	$ (5,200)
Foreign income tax rate differential	1,405	781	(68)
State income tax, net of federal benefit	299	336	(181)
S Corporation earnings	-	-	824
Tax benefit of foreign sales corporation	(1,575)	(1,492)	-
Nondeductible expenses	2,423	4,626	2,243
Amortization of negative goodwill	-	-	(1,409)
Foreign dividends net of FTCs	(1,967)	(1,046)	-
Net operating loss carryforwards	2,948	1,744	990
Change in deferred tax valuation allowance	1,223	(606)	(2,787)
Other	392	96	114
	$ 63,954	$ 13,901	$ (5,474)

Significant components of National Oilwell's deferred tax assets and liabilities were as follows (in thousands):

	December 31, 2001	December 31, 2000
Deferred tax assets:		
Accrued liabilities	$ 9,408	$ 9,122
Net operating loss carryforwards	16,107	21,265
Foreign tax credit carryforwards	13,580	10,942
Capital loss carryforward	3,527	3,594
Other	20,378	20,390
Total deferred tax assets	63,000	65,313
Valuation allowance for deferred tax assets	(29,512)	(28,289)
	33,488	37,024
Deferred tax liabilities:		
Tax over book depreciation	10,366	8,594
Other	10,014	7,436
Total deferred tax liabilities	20,380	16,030
Net deferred tax assets	$ 13,108	$ 20,994

In the United States, the Company has $13.0 million of net operating loss carryforwards as of December 31, 2001, which expire at various dates through 2009. These operating losses were acquired in the combination with Dreco Energy Services, Ltd. in 1997 and are associated with Dreco's US subsidiary. As a result of share exchanges occurring since the date of the combination resulting in a more than 50% aggregate change in the beneficial ownership of Dreco, the availability of these loss carryforwards to reduce future United States federal taxable income may have become subject to various limitations under Section 382 of the Internal Revenue Code of 1986, as amended. In addition, these net operating losses can only be used to offset separate company taxable income of Dreco's US subsidiary. Since the ultimate realization of these net operating losses is uncertain, the related potential benefit of $4.5 million has been recorded with a $3.7 million valuation allowance. Future income tax expense will be reduced if the Company ultimately realizes the benefit of these net operating losses.

Also in the United States, the Company has $9.1 million of capital loss carryforwards as of December 31, 2001, which expire at various dates through 2005. These capital loss carryforwards can only be used to offset future capital gains generated by the Company. Since the ultimate realization of these capital loss carryforwards is uncertain, the related potential benefit of $3.5 million has been recorded with a valuation allowance of $2.5 million. Future income tax expense will be reduced if the Company ultimately realizes the benefit of these capital loss carryforwards. In addition, the Company has $13.6 million of foreign tax credit carryforwards as of December 31, 2001, which expire at various dates through 2005. Since the ultimate realization of these credits is uncertain, the related potential benefit has been recorded with a valuation allowance of $12.6 million. Future income tax expense will be reduced if the Company ultimately realizes the benefit of these foreign tax credits.

Outside the United States, the company has $39.1 million of net operating loss carryforwards as of December 31, 2001. Of this amount, $33.5 million will expire at various dates through 2010 and $5.6 million is available indefinitely. The related potential benefit available of $11.6 million has been recorded with a valuation allowance of $9.8 million. If the Company ultimately realizes the benefit of these net operating losses, $9.2 million would reduce goodwill and other intangible assets and $0.6 million would reduce income tax expense.

The deferred tax valuation allowance increased $1.2 million for the period ending December 31, 2001 resulting primarily from the addition of excess foreign tax credits that may not be realized in the future. National Oilwell's deferred tax assets are expected to be realized principally through future earnings.

Undistributed earnings of our foreign subsidiaries amounted to $149.2 million and $113.0 million at December 31, 2001 and December 31, 2000, respectively. Those earnings are considered to be permanently reinvested and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise would result in both U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable in various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $10.4 million would be payable upon remittance of all previously unremitted earnings at December 31, 2001.

12. Special Charges

During 2000, we recorded a special charge, net of a $0.4 million credit from previous special charges, of $14.1 million ($11.0 million after tax, or $0.14 per share) related to the merger with IRI International. Components of the charge were (in millions):

Direct transaction costs	$ 6.6
Severance	6.4
Facility closures	1.5
	14.5
Prior year reversal	(0.4)
	$14.1

The cash and non-cash elements of the charge approximate $13 million and $1.1 million, respectively. Approximately $11 million of the direct cash outlays were spent by the end of 2000, and essentially all of the remainder had been spent at December 31, 2001. Facility closure costs consist of lease cancellation costs and impairment of a closed manufacturing facility that is classified with "Property held for sale" on our balance sheet. All of this charge is applicable to the Products and Technology business segment.

During 1999 and prior to the merger with National Oilwell, a $1.8 million charge was recorded by IRI related to additional severance costs resulting from consolidating our manufacturing operations.

13. Business Segments and Geographic Areas

National Oilwell's operations consist of two segments: Products and Technology and Distribution Services. The Products and Technology segment designs and manufactures a variety of oilfield equipment for use in oil and gas drilling, completion and production activities. The Distribution Services segment distributes an extensive line of oilfield supplies and equipment. Intersegment sales and transfers are accounted for at commercial prices and are eliminated in consolidation. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies of the Company. The Company evaluates performance of each reportable segment based upon its operating income, excluding non-recurring items.

No single customer accounted for 10% or more of consolidated revenues during the three years ended December 31, 2001.

Summarized financial information is as follows (in thousands):

Business Segments

	Products and Technology	Distribution Services	Corporate / Eliminations [1]	Total
December 31, 2001				
Revenues from:				
Unaffiliated customers	$ 1,041,614	$ 705,817	$ 24	$ 1,747,455
Intersegment sales	79,305	2,001	(81,306)	-
Total revenues	1,120,919	707,818	(81,282)	1,747,455
Operating income (loss)	171,013	28,473	(10,209)	189,277
Capital expenditures	22,170	4,066	1,122	27,358
Depreciation and amortization	31,882	6,428	563	38,873
Identifiable assets	1,178,118	260,212	33,366	1,471,696
December 31, 2000				
Revenues from:				
Unaffiliated customers	$ 629,967	$ 519,911	$ 42	$ 1,149,920
Intersegment sales	53,500	1,362	(54,862)	-
Total revenues	683,467	521,273	(54,820)	1,149,920
Operating income (loss)	60,992 [2]	12,884	(25,420)	48,456 [2]
Capital expenditures	14,960	7,387	2,214	24,561
Depreciation and amortization	28,712	5,985	337	35,034
Identifiable assets	1,001,391	223,973	53,530	1,278,894
December 31, 1999				
Revenues from:				
Unaffiliated customers	$ 429,968	$ 409,680	$ -	$ 839,648
Intersegment sales	30,053	674	(30,727)	-
Total revenues	460,021	410,354	(30,727)	839,648
Operating income (loss)	23,552	(5,959)	(16,268)	1,325
Capital expenditures	7,472	9,968	107	17,547
Depreciation and amortization	24,964	4,269	334	29,567
Identifiable assets	772,305	197,918	35,492	1,005,715

(1) Operating loss of Corporate includes a special charge of $14,082 for 2000 related to the merger with IRI and $1,779 for 1999.

(2) Includes $15,684 of inventory write-offs related to the merger with IRI.

Geographic Areas:

	United States	Canada	Norway	United Kingdom	Other	Eliminations	Total
December 31,2001							
Revenues from:							
Unaffiliated customers	$ 1,280,598	$ 337,447	$ 38,171	$ 42,978	$ 48,261	$ -	$ 1,747,455
Interarea sales	129,525	45,890	11,591	7,421	445	(194,872)	-
Total revenues	1,410,123	383,337	49,762	50,399	48,706	(194,872)	1,747,455
Long-lived assets	768,160	379,976	223,747	49,750	50,063	-	1,471,696
December 31,2000							
Revenues from:							
Unaffiliated customers	$ 799,415	$ 239,940	$ 31,961	$ 48,050	$ 30,554	$ -	$ 1,149,920
Interarea sales	43,521	28,302	3,786	4,796	737	(81,142)	-
Total revenues	842,936	268,242	35,747	52,846	31,291	(81,142)	1,149,920
Long-lived assets	646,210	338,319	216,866	44,633	32,866	-	1,278,894
December 31,1999							
Revenues from:							
Unaffiliated customers	$ 613,724	$ 163,597	$ -	$ 35,723	$ 26,604	$ -	$ 839,648
Interarea sales	31,249	22,577	-	2,441	619	(56,886)	-
Total revenues	644,973	186,174	-	38,164	27,223	(56,886)	839,648
Long-lived assets	618,291	317,558	-	37,637	32,229	-	1,005,715

14. Quarterly Financial Data (Unaudited)

Summarized quarterly results, as restated in the first and second quarters of 2000 to reflect the merger with IRI International, were as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Year ended December 31, 2001					
Revenues	$ 360,272	$ 434,628	$ 486,812	$ 465,743	$ 1,747,455
Gross Profit	91,173	103,494	119,905	113,262	427,834
Income before taxes	34,640	40,805	47,369	45,203	168,017
Net income	21,478	25,299	28,938	28,348	104,063
Net income per diluted share	0.26	0.31	0.36	0.35	1.27
Year ended December 31, 2000					
Revenues	$ 263,891	$ 270,305	$ 286,325	$ 329,399	$ 1,149,920
Gross Profit (1)	57,714	58,184	64,285	69,279	249,462
Special charge	-	13,000	-	1,082	14,082
Income (loss) before taxes	7,229	(11,645)	19,207	12,246	27,037
Net income (loss)	4,484	(9,464)	11,908	6,208	13,136
Net income (loss) per diluted share	0.06	(0.12)	0.15	0.08	0.16

(1) The 4th quarter includes $15,684 of inventory write-offs related to the merger with IRI.

NATIONAL OILWELL